Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

POPEYES LOUISIANA KITCHEN, INC.

at

$79.00 Net Per Share

by

ORANGE, INC.

an indirect subsidiary of

RESTAURANT BRANDS INTERNATIONAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS

ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT),

EASTERN TIME, ON FRIDAY, MARCH 24, 2017, UNLESS THE OFFER

IS EXTENDED OR EARLIER TERMINATED.

Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined below, any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes” or the “Company”), at a price of $79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 of the Merger Agreement, Restaurant Brands Holdings Corporation (“Intermediate Parent”), an indirect subsidiary of Parent existing under the laws of the Province of Ontario. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), Purchaser will be merged with and into Popeyes (the “Merger”) under the Minnesota Business Corporation Act (as amended, the “MBCA”), with Popeyes continuing as the surviving corporation in the Merger and thereby becoming an indirect subsidiary of Parent.

Pursuant to the Merger Agreement, Popeyes has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Popeyes a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Shares (as defined in this Offer to Purchase), but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. As a result of the Merger, each outstanding Share (other than Shares (i) owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will be converted into the right to receive the Offer Price in cash. Following the Merger, Popeyes will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Popeyes Board has duly (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the plan of merger contained therein (the “Plan of Merger”)) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Section 302A.613, Subd. 1 thereof); and (iii) recommended that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Top-Up Condition, (iii) the Regulatory Condition, (iv) the Non-U.S. Regulatory Condition and (v) the Governmental Condition. The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, together with any Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. The “Top-Up Condition” requires that, if the exercise of the Top-Up is necessary to ensure that Purchaser owns at least one share more than 90% of the Fully Diluted Shares immediately after the consummation of the Offer, (i) there shall not exist any order, injunction or judgment issued by any court of competent jurisdiction or law or other prohibition under applicable law on Purchaser’s ability and right to exercise the Top-Up, or Popeyes’ ability and authority to issue the Shares issuable upon exercise of the Top-Up Shares, and (ii) the Top-Up Shares, together with any Shares held by Parent and Purchaser shall be sufficient to constitute at least one share more than 90% of the Fully Diluted Shares. The “Regulatory Condition” requires that any waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (or any extension thereof) will have expired or been terminated. The “Non-U.S. Regulatory Condition” requires that the consummation of the Offer not be unlawful under non-U.S. merger control laws. The “Governmental Condition” requires that no order, injunction or judgment issued by any court of competent jurisdiction or law will be in effect that would enjoin or otherwise prevent or prohibit the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

February 27, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The following are some questions that you, as a shareholder of Popeyes, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other Offer related materials. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other Offer related materials carefully and in their entirety. The information concerning Popeyes contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Popeyes or has been taken from, or is based upon, publicly available documents or records of Popeyes on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought:	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding shares of common stock of Popeyes, par value $0.01 per share (the “Shares”). For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. See Section 1 — “Terms of the Offer.”

Price Offered Per Share:	$79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes. See Section 1 — “Terms of the Offer.”

Expiration Time of the Offer:	One minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017 (as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1 — “Terms of the Offer.”

Withdrawal Rights:	You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017, unless the Offer is extended, in which case you can withdraw your Shares by the then extended expiration time and date. You can also withdraw your Shares at any time after April 28, 2017, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. See Section 4 — “Withdrawal Rights.”

Purchaser:	Orange, Inc., a Minnesota corporation and an indirect subsidiary of Parent, a corporation existing under the laws of Canada. See Section 8 — “Certain Information Concerning Parent and Purchaser.”

Who is offering to buy my Shares?

Orange, Inc., or Purchaser, a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, is offering to purchase any and all of the outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Popeyes. See “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1 — “Terms of the Offer.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $79.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction,” and Section 1 — “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction,” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we and Parent want to acquire the entire equity interest in Popeyes. The Offer, as the first step in the acquisition of Popeyes, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 of the Merger Agreement, Restaurant Brands Holdings Corporation (“Intermediate Parent”), an indirect subsidiary of Parent existing under the laws of the Province of Ontario. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer (or such later time as when Purchaser has acquired 90% of the outstanding Shares, including through the exercise of the Top-Up), Purchaser will be merged with and into Popeyes (the “Merger”) under the Minnesota Business Corporation Act (as amended, the “MBCA”), with Popeyes continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming an indirect subsidiary of Parent. Following the Merger, Popeyes will cease to be a publicly traded company. See “Introduction” and Section 12 — “Purpose of the Offer; Plans for Popeyes.”

Is there an agreement governing the Offer?

Yes. Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 of the Merger Agreement, Intermediate Parent have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction,” and Section 11 — “The Merger Agreement; Other Agreements.”

What does the Popeyes Board think of the Offer?

The Popeyes Board has duly (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the plan of merger contained therein (the “Plan of Merger”)) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Section 302A.613, Subd. 1 thereof); and (iii) recommended that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

See “Introduction,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with Popeyes” and Section 11 — “The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Popeyes Board approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Popeyes shareholders together with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions:

•	the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, together with any Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares as of the Expiration Time (the “Minimum Tender Condition”);

•	if Purchaser does not own at least 90% of the Fully Diluted Shares (as defined in this Offer to Purchase) immediately after the consummation of the Offer (and, therefore, the exercise of the Top-Up is necessary to ensure that Purchaser owns at least one share more than 90% of the Fully Diluted Shares immediately after the consummation of the Offer), (i) there shall not exist any order, injunction or judgment issued by any court of competent jurisdiction or law or other prohibition under applicable law on Purchaser’s ability and right to exercise the Top-Up, or Popeyes’ ability and authority to issue the Shares issuable upon exercise of the Top-Up (the “Top-Up Shares”), and (ii) the Top-Up Shares, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), shall be sufficient to constitute at least one share more than 90% of the Fully Diluted Shares (the “Top-Up Condition”);

•	the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and, this condition, the “Regulatory Condition”);

•	the consummation of the Offer not being unlawful under non-U.S. merger control laws (the “Non-U.S. Regulatory Condition”); and

•	there is no order, injunction or judgment issued by any court of competent jurisdiction or law in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer (the “Governmental Condition”).

For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to amend, modify or waive the Minimum Tender Condition or add to the conditions to the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares. See Section 1 — “Terms of the Offer,” Section 11 — “The Merger Agreement; Other Agreements — Terms and Conditions of the Offer” and Section 15 — “Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1 — “Terms of the Offer” and Section 9 — “Source and Amount of Funds.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Popeyes shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Popeyes options and other equity awards will be approximately $1.67 billion.

We expect Parent to provide us with sufficient funds to complete the Offer, the Merger and transactions contemplated in the Merger Agreement, funded with the Committed Funds (as described below) and cash on hand. Parent, through two indirect subsidiaries, has secured committed financing in the amount of $1.3 billion from JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities LLC (the “Commitment Parties”), evidenced by a commitment letter (the “Commitment Letter”), dated as of February 21, 2017, pursuant to which the Commitment Parties have committed to provide Parent with funds (the “Committed Funds”) for the purpose of financing the Offer and the Merger and paying related fees and expenses incurred by Parent. The financing commitments of the Commitment Parties are subject to various conditions set forth in the Commitment Letter. The definitive documentation that will govern the Committed Funds has not been finalized and, accordingly, the actual terms pursuant to which the Committed Funds are to be provided may differ from those described in this Offer to Purchase. Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. Purchaser will provide, and Parent will cause Purchaser to provide, to Computershare Trust Company, N.A, in its capacity as the paying agent, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No, we do not think that the financial condition of Purchaser, Parent or their respective affiliates is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond May 21, 2017 (the “Outside Date”), provided that the Outside Date will be automatically extended one time to a date not later than August 21, 2017, if certain conditions are met. We have agreed in the Merger Agreement that Purchaser will extend the Offer:

•	if at the initial Expiration Time any condition of the Offer has not been satisfied or waived, for a period determined by Parent of not more than 10 business days; and

•	if at any then previously scheduled Expiration Time, any condition of the Offer has not been satisfied or waived, in consecutive increments to be determined by Parent of up to 10 business days.

In addition, pursuant to the Merger Agreement, Purchaser is required to, and Parent is required to cause Purchaser to, in each case, (i) extend the Offer beyond the initial Expiration Time on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ Global Market (“NASDAQ”) or its staff applicable to the Offer (provided that Parent and Purchaser are not required to extend the Offer to a date subsequent to the Outside Date, as it may be extended under the Merger Agreement) and (ii) unless the Top-Up is then-exercisable in accordance with the Merger Agreement, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). If we extend the time period of this Offer, we will extend the time that you will have to tender your Shares. See “Introduction,” Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A. (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Expiration Time. See Section 1 — “Terms of the Offer.”

What is the difference between a subsequent offering period and an extension of the Offer?

A subsequent offering period is not an extension of the Offer. A subsequent offering period, if required, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we provide a subsequent offering period, a public announcement of that fact will be made no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Time. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the Offer Price. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

How long do I have to decide whether to tender in the Offer?

You will have until the Expiration Time, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Tender Condition and the Top-Up Condition have been satisfied. You are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 2 — “Acceptance for Payment and Payment of Shares” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period, and for the tender to be counted toward satisfaction of the Minimum Tender Condition or the Top-Up Condition, the Shares must be received by the Depositary prior to the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Exchange Act they may also be withdrawn after April 28, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See “Introduction” and Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and Purchaser accepts your Shares for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered in the Offer multiplied by $79.00 in cash, without interest, less any applicable withholding taxes promptly (and in any event within three business days) following the Expiration Time. See Section 2 — “Acceptance for Payment and Payment of Shares.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), Purchaser will be merged with and into Popeyes, with Popeyes continuing as the Surviving Corporation in the Merger and thereby becoming an indirect subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares (i) owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will be automatically converted into the right to receive the Offer Price in cash. Following the Merger, Popeyes will cease to be a publicly traded company. See “Introduction” and Section 11 — “The Merger Agreement; Other Agreements — Merger Consideration.”

What is the Top-Up and when could it be exercised?

The Top-Up is intended to expedite the timing of the consummation of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Minnesota law at a time when the approval of the Merger at a meeting of the Popeyes shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following the consummation of the Offer. Pursuant to the Merger Agreement, Popeyes has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Popeyes a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Shares (as defined in this Offer to Purchase), but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. “Fully Diluted Shares” means all outstanding securities (including any Top-Up Shares to the extent actually issued to Purchaser as of the applicable measurement time) entitled to vote in the election of directors of Popeyes or on the adoption of the Merger Agreement and approval of the Merger, together with all such securities that Popeyes would be required to issue assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities (in each case, other than the Top-Up), but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger. See Section 11 — “The Merger Agreement; Other Agreements — Top-Up.”

Upon the successful consummation of the Offer, will Popeyes continue as a public company?

If the Offer is consummated and the Parent and its affiliates own at least 90% of the outstanding Shares (as a result of the Offer and the exercise, if any, of the Top-Up), Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only shareholder will be Purchaser. Immediately following the consummation of the Merger, Parent intends to cause Popeyes to delist the Shares from NASDAQ. In addition, Parent intends and will cause Popeyes to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12 — “Purpose of the Offer; Plans for Popeyes” and Section 13 — “Certain Effects of the Offer.”

If I object to the price being offered, will I have dissenters’ rights?

You will not have dissenters’ rights in the Offer. However, if the Merger takes place, shareholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have dissenters’ rights under the MBCA. If you have and choose to exercise your dissenters’ rights in connection with the Merger and you comply with the applicable legal requirements under Minnesota law, you will be entitled to payment for your Shares based on a judicial determination of the “fair value” of your Shares. This value may be more or less than the Offer Price. The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Minnesota law, including without limitation the MBCA. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights.”

What is the market value of my Shares as of a recent date?

On February 17, 2017, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $66.12. On February 24, 2017, the

last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $79.04. The Offer Price represents a premium of 19.48% to the reported closing sales price of the Shares on NASDAQ on the last full trading day before the Merger Agreement was executed. The Offer Price also represents a 27% premium to the 30 day Volume Weighted Average Price as of February 10, 2017, the last day before the transaction was first discussed in the press. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options (“Options”) to acquire Shares. Pursuant to the Merger Agreement, upon consummation of the Merger, each Option outstanding as of such date will vest in full and be canceled and converted into the right to receive the Offer Price in cash, less the exercise price per share subject to such Option less any applicable withholding taxes. Options with an exercise price that is equal to or greater than the Offer Price will be canceled without consideration upon the consummation of the Merger. See Section 11 — “The Merger Agreement; Other Agreements — Treatment and Payment of Popeyes Equity Awards.”

What will happen to my RSUs, Restricted Stock, PSUs and DSUs in the Offer?

The Offer is made only for Shares and is not being made for any (i) Popeyes restricted share unit awards (“RSUs”), (ii) Popeyes restricted stock awards subject to service-based vesting or delivery requirements (“Restricted Stock”), (iii) Popeyes restricted stock awards subject to performance-based vesting or delivery requirements (“PSUs”), or (iv) Popeyes deferred stock unit awards that are subject to deferred delivery requirements (“DSUs”), which we refer to collectively as the “Popeyes Equity Awards.” Pursuant to the Merger Agreement, upon consummation of the Merger, each Popeyes Equity Award will vest in full (but in the case of the PSUs, (i) based upon an assumed attainment of the target level of performance applicable to such PSU (if the Effective Time of the Merger occurs during the performance period applicable to such PSU) or (ii) based on actual level of performance (if the Effective Time of the Merger occurs after the performance period applicable to such PSU), and be canceled and converted into the right to receive the Offer Price in cash, less any applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements — Treatment and Payment of Popeyes Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. laws). See Section 5 — “Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500.

INTRODUCTION

To the Holders of Popeyes Shares of Common Stock:

Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc., (“Parent”), a corporation existing under the laws of Canada, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes” or the “Company”), at a price of $79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017 (the “Expiration Time,” unless the Offer is extended, in which event the term “Expiration Time” means the latest time and date on which the Offer, so extended, expires) or earlier terminated. See Section 1 — “Terms of the Offer.”

Tendering shareholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, and MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Top-Up Condition, (iii) the Regulatory Condition, (iv) the Non-U.S. Regulatory Condition and (v) the Governmental Condition. The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, together with any Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares as of the Expiration Time. For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. The “Top-Up Condition” requires that, if the exercise of the Top-Up is necessary to ensure that Purchaser owns at least one share more than 90% of the Fully Diluted Shares immediately after the consummation of the Offer, (i) there shall not exist any order, injunction or judgment issued by any court of competent jurisdiction or law or other prohibition under applicable law on Purchaser’s ability and right to exercise the Top-Up, or Popeyes’ ability and authority to issue the Shares issuable upon exercise of the Top-Up Shares, and (ii) the Top-Up Shares, together with any Shares held by Parent and Purchaser shall be sufficient to constitute at least one share more than 90% of the Fully Diluted Shares. The “Regulatory Condition” requires that any waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the HSR Act (or any extension thereof) will have expired or been terminated. The “Non-U.S. Regulatory Condition” requires that the consummation of the Offer not be unlawful under non-U.S. merger control laws. The “Governmental Condition” requires that no order, injunction or judgment issued by any court of competent jurisdiction or law will be in effect that would enjoin or otherwise prevent or prohibit the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to amend, modify or waive the Minimum Tender Condition or add to the conditions to the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares. See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 of the Merger Agreement (relating to the payment of fees in connection with the termination of the Merger Agreement), Restaurant Brands Holdings Corporation (“Intermediate Parent”), an indirect subsidiary of Parent existing under the laws of the Province of Ontario. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), Purchaser will be merged with and into Popeyes (the “Merger”) under the Minnesota Business Corporation Act (as amended, the “MBCA”), with Popeyes continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming an indirect subsidiary of Parent. See “Introduction” and Section 1 — “Terms of the Offer.”

Pursuant to the Merger Agreement, Popeyes has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Popeyes a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Shares (as defined in this Offer to Purchase), but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. As used herein, “Fully Diluted Shares” means all outstanding securities (including any Top-Up Shares to the extent actually issued to Purchaser as of the applicable measurement time) entitled to vote in the election of directors of Popeyes or on the adoption of the Merger Agreement and approval of the Merger, together with all such securities that Popeyes would be required to issue assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities (in each case, other than the Top-Up), but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger. See Section 11 — “The Merger Agreement; Other Agreements — Top-Up.”

As a result of the Merger, each outstanding Share (other than Shares (i) owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will be automatically converted into the right to receive the Offer Price in cash, less any applicable withholding taxes. All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, Popeyes will cease to be a publicly traded company. See Section 11 — “The Merger Agreement; Other Agreements — Merger Consideration” and Section 12 — “Purpose of the Offer; Plans for Popeyes.”

A committee consisting only of disinterested members of the board of directors of Popeyes formed in accordance with Section 302A.675 of the MBCA (the “Committee of Disinterested Directors”) has duly (i) approved the Merger Agreement, the plan of merger contained therein (the “Plan of Merger”) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Sections 302A.671 and 302A.675 thereof); and (ii) recommended to the board of directors of Popeyes (the “Popeyes Board”) that the Popeyes Board approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up).

The Popeyes Board has duly (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the Plan of Merger) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Section 302A.613, Subd. 1 thereof); and (iii) recommended that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

A more complete description of the Popeyes Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Popeyes (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that is being furnished by Popeyes to shareholders in connection with the Offer together with this Offer to Purchase. Popeyes shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub—headings “Background of the Offer and Merger” and “Reasons for Recommendation.” See Section 11 — “The Merger Agreement; Other Agreements — Recommendation.”

Popeyes has advised Parent and Purchaser that, as of the close of business on February 17, 2017, there were 20,528,654 Shares outstanding.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no restraining order, injunction, or judgment issued by any court of competent jurisdiction or law in effect restraining, enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. In addition, Purchaser must have accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer (unless the Top-Up Condition is not capable of being satisfied).

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. A vote of holders of Shares to adopt the Merger Agreement is not required in the event the Merger is consummated pursuant to Section 302A.621 of the MBCA, which provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the shareholders of such other corporation. Therefore, if Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Short-Form Merger.”

Pursuant to the Merger Agreement, as of the time the Merger becomes effective (the “Effective Time”), the directors of Purchaser as of immediately prior to the Effective Time of the Merger will become the directors of the Surviving Corporation, and the officers of Popeyes immediately prior to the Effective Time of the Merger will be the officers of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements — Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

Shareholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the MBCA will have dissenters’ rights in connection with the Merger. Shares issued pursuant to the Top-Up will not be considered in any statutory dissenters’ rights action. See Section 16—“Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights.”

Certain United States federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017, unless the Offer is extended or earlier terminated.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will promptly after the Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time (as permitted under Section 4 — “Withdrawal Rights”), and will pay for such Shares promptly (and in any event within three business days) after the Expiration Time.

The date and time of the Purchaser’s initial acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as “Acceptance Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Top-Up Condition, (iii) the Regulatory Condition, (iv) the Non-U.S. Regulatory Condition, and (v) the Governmental Condition. For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to amend, modify or waive the Minimum Tender Condition or add to the conditions to the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares. See Section 15 — “Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date, as it may be extended under the Merger Agreement. We have agreed in the Merger Agreement that Purchaser will extend the Offer (i) if at the initial Expiration Time any condition of the Offer has not been satisfied or waived, for a period determined by Parent of not more than 10 business days; and (ii) if at any then scheduled Expiration Time, any condition of the Offer has not been satisfied or waived, in consecutive increments to be determined by Parent of up to 10 business days. In addition, Purchaser is required to, and Parent is required to cause Purchaser to, in each case, (i) extend the Offer beyond the initial Expiration Time on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ or its staff applicable to the Offer (provided, however, that Parent and Purchaser are not required to extend the Offer to a date subsequent to the Outside Date, as it may be extended under the Merger Agreement) and (ii) unless the Top-Up is then-exercisable in accordance with the Merger Agreement, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price (provided that such increase is not made primarily for the purpose of delaying the Acceptance Time) or to waive or make any other changes in the terms and conditions of the Offer, except that they are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares, or (vi) extend the Expiration Time (other than in accordance with the terms of the Merger Agreement), without the prior written consent of Popeyes.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time (provided that when used in reference to the Merger Agreement, “business day” means any day other than a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the City of New York).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Unless the Top-Up is then-exercisable in accordance with the Merger Agreement, Purchaser is required to, and Parent is required to cause Purchaser to, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, after the date and time at which the Shares are first accepted for payment in the Offer. A subsequent offering period, if required, will be an additional period after we have accepted for payment and made payment for Shares in the Offer. If we provide a subsequent offering period, tendering shareholders will not have withdrawal rights. A subsequent offering period is not an extension of the Offer, which already will have been completed. A subsequent offering period, if required, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we provide a subsequent offering period, a public announcement of that fact will be made no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Time of the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the Offer Price.

Popeyes has provided Purchaser with Popeyes’ shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Popeyes’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (set forth in Section 15 — “Conditions of the Offer”), promptly after the Expiration Time, we will accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and we will pay for such Shares promptly (and in any event within three business days) after the Expiration Time.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with Computershare Trust Company, N.A., which will act as paying agent for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Time; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition or the Top-Up Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the sole option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Popeyes’ shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Popeyes’ shareholder.

Information Reporting and Backup Withholding. Payments made to shareholders of Popeyes in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. shareholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such shareholder is a U.S. person, (ii) the taxpayer identification number provided by such shareholder is correct, and (iii) such shareholder is not subject to backup withholding. Foreign shareholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017, unless the Offer is extended, in which case you can withdraw your Shares at any time by the then extended date. You can also withdraw your Shares at any time after April 28, 2017, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Shares that beneficially owns, actually or constructively, or at some time during the five-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares;

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; or

•	investors in pass-through entities that are subject to special treatment under the Code.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of tendering the Shares in the Offer or exchanging their Shares pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are significant limitations on the deductibility of capital losses.

Net Investment Income Tax

An additional 3.8% tax will be imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as Shares, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Backup Withholding Tax

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is not a United States Holder or a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. You should consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares pursuant to the Merger under any federal, state, local, non-U.S. or other laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on NASDAQ, under the symbol “PLKI.” Popeyes has advised Parent that, as of the close of business on February 17, 2017, 20,528,654 Shares were outstanding. The Shares have been listed on the NASDAQ since March 2, 2001.

The following table sets forth the high and low sales prices per Share as reported on NASDAQ for the periods indicated:

	High	Low	Cash Dividends Declared
Year Ending December 31, 2017
First quarter (through February 24, 2017)	$79.04	$59.06	—

Year Ended December 31, 2016:
First Quarter	$63.00	$49.99	—
Second Quarter	59.75	49.11	—
Third Quarter	59.22	52.05	—
Fourth Quarter	63.11	50.77	—

Year Ended December 31, 2015:
First Quarter	$66.49	$53.01	—
Second Quarter	60.75	54.40	—
Third Quarter	61.92	50.57	—
Fourth Quarter	59.41	50.93	—

On February 17, 2017, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $66.12. On February 24, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $79.04. The Offer Price represents a premium of 19.48% to the closing price of the Shares on the last full trading day before the Merger Agreement was executed. The Offer Price also represents a 27% premium to the 30 day Volume Weighted Average Price as of February 10, 2017, the last day before the transaction was first discussed in the press. Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time of the Merger, except with the prior written consent of Parent, Popeyes will not declare, set aside or pay any dividend on, or make any other distribution in respect of any shares of its capital stock, including the Shares (other than dividends or distributions by a direct or indirect wholly owned subsidiary of Popeyes to its parent).

7.	Certain Information Concerning Popeyes.

Except as specifically set forth herein, the information concerning Popeyes contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Popeyes or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Popeyes’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Popeyes and its business has been taken from Popeyes’ Annual Report on Form 10-K for the fiscal year ended December 25, 2016, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Popeyes is a Minnesota corporation founded in New Orleans, Louisiana in 1972. Popeyes’ principal executive offices are located at 400 Perimeter Center Terrace, Suite 1000, Atlanta, Georgia, 30346, and its telephone number is (404) 459-4450. Popeyes’ internet address is http://www.popeyes.com. The information on Popeyes’ website is not a part of this Schedule TO and is not incorporated by reference into this Schedule TO.

Popeyes develops, operates, and franchises quick-service restaurants (“QSRs” or “restaurants”) under the trade names Popeyes® Louisiana Kitchen and Popeyes® Chicken & Biscuits. Popeyes manages two business segments: franchise operations and company-operated restaurants. Popeyes is the world’s second largest quick-service chicken concept based on the number of units.

As of December 25, 2016, Popeyes operated and franchised 2,688 Popeyes restaurants in 48 states, the District of Columbia, three territories and 25 foreign countries. As of December 25, 2016, of the 2,012 domestic franchised restaurants, approximately 67% were concentrated in Texas, California, Florida, New York, Louisiana, Illinois, Georgia, Maryland, New Jersey, Virginia, and Mississippi. Of the 621 international franchised restaurants, approximately 62% were located in Turkey, Canada and South Korea. Of the 55 company-operated restaurants, approximately 84% were concentrated in Louisiana, North Carolina, and Tennessee. As of December 25, 2016, Popeyes had 365 franchisees operating restaurants within the Popeyes system. Popeyes’ largest domestic franchisee operates 190 restaurants and its largest international franchisee operates 162 restaurants.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Popeyes is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Popeyes’ directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Popeyes’ securities, any material interests of such persons in transactions with Popeyes and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Popeyes, that file electronically with the SEC.

Popeyes’ Financial Projections. Popeyes provided Parent with certain internal financial projections prepared in February 2017 of its anticipated future financial performance. Such financial projections are described in Popeyes’ Schedule 14D-9, which will be filed with the SEC and is being mailed to Popeyes’ shareholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser. Orange, Inc., a Minnesota corporation, is an indirect subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Popeyes by Parent. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Popeyes and will cease to exist, with Popeyes continuing as the Surviving Corporation. The business address for Purchaser is: 5505 Blue Lagoon Drive, Miami, Florida, 33126. The business telephone number for Purchaser is (305) 378-3000.

Parent. Parent, a Canadian corporation, was originally formed on August 25, 2014 to serve as the indirect holding company for The TDL Group Corp. (“Tim Hortons”) and its consolidated subsidiaries and for Burger King Worldwide, Inc. (“Burger King”) and its consolidated subsidiaries. Parent is one of the world’s largest QSR companies with over 21,000 restaurants in more than 100 countries and U.S. territories as of December 31, 2016. Parent’s Tim Hortons® and Burger King® brands have similar franchise business models with complementary daypart mixes. The two iconic brands are managed independently while benefitting from global scale and sharing of best practices.

Founded in 1964, the Tim Hortons brand is one of the largest QSR restaurant chains in North America and the largest in Canada. As of December 31, 2016, Parent owned or franchised a total of 4,613 Tim Hortons restaurants. Of these restaurants, 4,584 were franchised (approximately 100%) and 29 were company-owned. Tim Hortons restaurants feature premium blend coffee, tea, espresso-based hot and cold specialty drinks, fresh baked goods, including donuts, Timbits®, bagels, muffins, cookies and pastries, grilled paninis, classic sandwiches, wraps, soups and more. The Tim Hortons business generates revenue from four sources: (i) sales exclusive to Tim Hortons franchisees related to its supply chain operations, including manufacturing, procurement, warehousing and distribution, as well as sales to retailers; (ii) franchise revenues, consisting primarily of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid by franchisees; (iii) property revenues from properties Parent leases or subleases to franchisees; and (iv) sales at company-owned restaurants.

Founded in 1954, Burger King is the world’s second largest fast food hamburger restaurant chain as measured by total number of restaurants. As of December 31, 2016, Parent owned or franchised a total of 15,738 Burger King restaurants in more than 100 countries and U.S. territories. Of these restaurants, 15,667 were franchised (approximately 100%) and 71 were company-owned. Burger King restaurants feature flame-grilled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other affordably-priced food items. Burger King restaurants appeal to a broad spectrum of consumers, with multiple dayparts and product platforms appealing to different customer groups. With over 60 years of operating history, Burger King has developed a scalable and cost-efficient fast food hamburger restaurant model that offers guests fast and delicious food. The Burger King business generates revenue from three sources: (i) franchise revenues, consisting primarily of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid by franchisees; (ii) property revenues from properties that Parent leases or subleases to franchisees; and (iii) sales at company-owned restaurants.

Parent’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “QSR.”

Parent’s principal executive offices are located at 226 Wyecroft Road, Oakville, Ontario, L6K 3X7, and its business telephone number is (905) 845-6511. Parent’s internet address is http://www.rbi.com.

Additional Information. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Popeyes (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Popeyes or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Popeyes or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that

Parent has filed electronically with the SEC. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent.

9.	Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Popeyes shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Popeyes options and other equity awards will be approximately $1.67 billion.

We expect Parent to provide us with sufficient funds to complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, funded with the Committed Funds (as described below) and cash on hand. Parent, through two indirect subsidiaries (the “Subsidiary Borrowers”), has secured committed financing in the amount of $1.3 billion, from JPMorgan Chase Bank, N.A. (“JPM”), Wells Fargo Bank, National Association and Wells Fargo Securities LLC (collectively, the “Commitment Parties”), evidenced by a commitment letter (the “Commitment Letter”), dated as of February 21, 2017.

Pursuant to the Commitment Letter, the Commitment Parties have committed to provide incremental term loans (the “Incremental Loans”) of up to $1.3 billion under the Credit Agreement dated as of October 27, 2014, as amended, by and among the Subsidiary Borrowers, 1013421 B.C. Unlimited Liability Company (an indirect subsidiary of Parent), the guarantors party thereto, the lenders party thereto and JPM, as administrative agent (the “2014 Credit Agreement”). The Incremental Loans will be used, together with cash on hand, for the purpose of funding (i) the payment of the consideration in the Offer and the Merger, (ii) transaction fees and expenses incurred by Parent in connection with the Offer and the Merger and (iii) the refinancing of all outstanding debt of Popeyes under the existing Amended and Restated Credit Agreement, dated as of January 22, 2016, which we refer to as the “Existing Credit Agreement.” The Incremental Loans will have a seven year term and will contain representations, warranties and covenants consistent with the 2014 Credit Agreement.

The financing commitments of the Commitment Parties are subject to various conditions set forth in the Commitment Letter, including (i) the consummation of the Offer and the Merger in accordance with the Merger Agreement, with certain exceptions; (ii) the repayment of all outstanding debt of Popeyes under the Existing Credit Agreement; (iii) since December 28, 2015, the absence of a Material Adverse Effect (as defined in the Merger Agreement); and (iv) execution and delivery of definitive documentation.

The Incremental Loans have not been finalized and, accordingly, the actual terms pursuant to which the Committed Funds are to be provided may differ from those described in this Offer to Purchase.

As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event that the Committed Funds are not available to Parent.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. Purchaser will provide, and Parent will cause Purchaser to provide, to Computershare Trust Company, N.A., in its capacity as the paying agent, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Purchaser believes that the financial condition of Parent, Purchaser or their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing conditions, (iii) we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter. A copy of the Commitment Letter is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Popeyes.

The information set forth below regarding Popeyes was provided by Popeyes, and none of Parent, Purchaser nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between representatives of Parent or Purchaser with representatives of Popeyes that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Popeyes’ activities relating to these contacts, please refer to Popeyes’ Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On September 16, 2016, Daniel Schwartz, Chief Executive Officer of Parent, called Cheryl Bachelder, Chief Executive Officer of Popeyes, to request a meeting.

Following the telephone call, on September 19, 2016, Mr. Schwartz and Alexandre Behring, Chairman of the Parent Board, met for dinner with Ms. Bachelder in Atlanta. At that dinner, Mr. Schwartz and Mr. Behring expressed Parent’s interest in exploring a potential acquisition of Popeyes. No purchase price or other terms of a transaction were discussed at the meeting, and Ms. Bachelder informed Mr. Schwartz and Mr. Behring that Popeyes was not for sale.

A few weeks later, on or about October 12, 2016, Mr. Schwartz contacted Ms. Bachelder to request another meeting. On October 16, 2016, Ms. Bachelder confirmed that the meeting was scheduled to occur on October 31, 2016 and would include John Cranor III, Chairman of the Popeyes Board.

On October 31, 2016, Mr. Schwartz and Mr. Behring met with Ms. Bachelder and Mr. Cranor at the offices of King & Spalding LLP (“K&S”), outside legal counsel to Popeyes, to further discuss Parent’s interest in a potential acquisition of Popeyes. Additionally, at the request of Ms. Bachelder and Mr. Cranor, Messrs. Schwartz and Behring presented an overview of Parent at that meeting. At the end of the meeting, Parent’s representatives indicated that, subject to satisfactory due diligence, Parent would be interested in making a confidential proposal to acquire Popeyes. Mr. Cranor reconfirmed that Popeyes was not for sale but that he would inform the Popeyes Board of Parent’s interest and indicated that any specific proposal should be communicated in writing

Following the meeting, on October 31, 2016, Parent submitted a non-binding offer letter to Popeyes indicating that Parent would be interested in pursuing a transaction to acquire Popeyes at a price of $64.00 per Share in cash.

On November 10, 2016, Popeyes informed Parent in writing that it was not interested in engaging in discussions concerning a potential sale transaction at the price offered by Parent.

On November 11, 2016, Mr. Schwartz contacted Ms. Bachelder and reiterated Parent’s interest in a potential transaction. Mr. Schwartz requested a meeting with Ms. Bachelder to further discuss Popeyes’ business in order to permit Parent to submit a revised offer to acquire Popeyes. Ms. Bachelder subsequently informed Mr. Schwartz that Popeyes was not interested in continuing these discussions.

Discussions resumed on January 17, 2017, at which time Mr. Schwartz called Ms. Bachelder to inform her that Parent was still interested in a potential transaction with Popeyes and would be submitting an updated non-binding offer letter. On January 17, 2017, Parent submitted an updated offer letter to Popeyes in which Parent offered to increase its offer price to acquire Popeyes to $74.00 per Share in cash.

On February 2, 2017, UBS advised Mr. Schwartz that, subject to execution of a customary confidentiality agreement, Parent would be provided access on a non-exclusive basis to information about Popeyes to enable Parent to evaluate a potential acquisition.

On February 2, 2017, representatives of K&S sent Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), outside legal counsel to Parent, a draft confidentiality agreement. Over the course of the next two days, Parent, Popeyes and their respective counsel negotiated the terms of the confidentiality agreement, which included customary standstill provisions. On February 4, 2017, Popeyes and Parent each executed the confidentiality agreement.

On February 8, 2017, Parent and its professional advisors were given access to the electronic data room established by Popeyes in order to conduct their due diligence investigation of Popeyes. From February 8, 2017, through the execution of the Merger Agreement, Parent and its professional advisors reviewed the due diligence materials provided by Popeyes in the electronic data room, including supplements to the data room supplied upon request by Parent and its professional advisors. Parent and its advisors engaged in due diligence of Popeyes throughout the period from February 8, 2017 until the execution of the Merger Agreement.

On February 10, 2017, Paul Weiss provided a draft of the Merger Agreement to K&S, and Paul Weiss and K&S thereafter negotiated the terms of the draft Merger Agreement.

On February 16, 2017, members of senior management of Parent attended a management presentation given by members of senior management of Popeyes. At Popeyes’ request, members of senior management of Parent also made a presentation regarding Parent’s business at that meeting. The management presentation was also attended by representatives of Paul Weiss, UBS and K&S.

On February 17, 2017, Parent submitted a further updated offer letter to Popeyes in which Parent offered to acquire Popeyes for $79.00 per Share in cash. The letter stated that it was Parent’s “best and final offer” and that Parent was prepared to work with Popeyes to expeditiously finalize definitive documentation for the transaction.

On the evening of February 20, 2017, the Parent Board duly approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up).

Also on the evening of February 20, 2017, the Popeyes Board held a special meeting to consider the proposed transaction with Parent. Representatives of K&S provided a summary of the terms and conditions of the Merger Agreement. Representatives of UBS presented a summary of the financial terms of the proposed transaction with Parent and provided UBS’ opinion that the proposed transaction would be fair, from a financial point of view, to Popeyes’ shareholders. Following thorough review, the Committee of Disinterested Directors of the Popeyes Board duly approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up) and recommended to the Popeyes Board that the Popeyes Board approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up. Also following thorough review, the Popeyes Board duly declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up are fair to, and in the best interests of, Popeyes and its shareholders, approved and declared advisable the Merger Agreement (including the Plan of Merger) and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up) and recommended that the Popeyes shareholders accept the Offer, tender their shares of Popeyes common stock to Purchaser, and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement and the Plan of Merger.

All independent directors on the Popeyes Board approved the Merger Agreement as described above, and Ms. Bachelder was recused from voting on the proposed transaction. For additional information on the recommendation of the Popeyes Board, please refer to Popeyes’ Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On February 21, 2017, Parent, Purchaser, Intermediate Parent and Popeyes executed the Merger Agreement.

On the morning of February 21, 2017, prior to the opening of the financial markets in New York City, Popeyes and Parent issued a joint press release publicly announcing the signing of the Merger Agreement.

On February 27, 2017, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For information on the Merger Agreement and the other agreements between Popeyes and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser” and Section 11 — “The Merger Agreement, Other Agreements — Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Purchaser, Popeyes or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Popeyes or the transactions contemplated in the Merger Agreement contained in public reports filed by Popeyes or Parent with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in the confidential disclosure schedules delivered by Popeyes to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Popeyes at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Popeyes in Popeyes’ public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Popeyes’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Popeyes, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the solicitation/recommendation statement on Schedule 14D-9 filed by Popeyes on February 27, 2017, as well as in Popeyes’ other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before March 7, 2017, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not validly withdrawn promptly following the applicable Expiration Time of the Offer. The initial Expiration Time of the Offer will be one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions of the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition, which may be waived by Parent and Purchaser only with the prior written consent of Popeyes. Parent and Purchaser expressly reserve the right to increase the Offer Price (provided that such increase is not made primarily for the purpose of delaying the Acceptance Time) or to waive or make any other changes in the terms and conditions of the Offer, provided that, unless otherwise expressly provided in the Merger Agreement or previously approved by Popeyes in writing, Purchaser is not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the Offer conditions or amend, modify or supplement any Offer condition in any manner adverse to the holders of Shares, or (vi) extend the Expiration Time of the Offer in any manner other than as provided in the Merger Agreement or with the prior written approval of Popeyes.

Extensions of the Offer. If at the initial Expiration Time of the Offer (the “Initial Expiration Time”), any condition of the Offer has not been satisfied (including the Minimum Tender Condition, but excluding any Offer Conditions that are by their nature to be satisfied at the Acceptance Time) or waived in compliance the Merger Agreement, Parent and Purchaser have agreed to extend the Offer for a period determined by Parent of not more than 10 business days. Thereafter, if at any then previously scheduled expiration of the Offer, any condition of the Offer has not been satisfied or waived, Parent and Purchaser have agreed to extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (the length of such periods to be determined by Parent), provided that Parent and Purchaser shall not be required to extend the Offer to a date subsequent to the Outside Date, as it may be extended under the Merger Agreement. In addition, Purchaser is required to, and Parent is required to cause Purchaser to, in each case, (x) extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ or its staff applicable to the Offer and (y) unless the Top-Up is then-exercisable in accordance with the Merger Agreement, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

Recommendation

Popeyes has represented in the Merger Agreement that the Committee of Disinterested Directors has duly adopted resolutions, which have not subsequently been rescinded or modified in any way, (i) approving the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up), which approval, to the extent applicable and assuming the accuracy of the representations and warranties of Parent and Purchaser relating to ownership of Shares in the Merger Agreement, constituted approval under the provisions of Section 302A.011, Subd. 38(h), for the purposes of Sections 302A.671, 302A.673, Subd. 1 (which is inapplicable due to Popeyes having previously opted out of the Business Combination Act), and 302A.675 of the MBCA as a result of which the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are not and will not be subject to the restrictions on “control share acquisitions” or “business combinations” with an “interested shareholder” under the provision of Sections 302A.671 and 302A.673, respectively, of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA and (ii) recommending to the Popeyes Board that the Popeyes Board approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up).

Popeyes has also represented in the Merger Agreement that the Popeyes Board, at a meeting duly called and held, (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the Plan of Merger) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Sections 302A.613, Subd. 1 and 302A.673 (which is inapplicable due to Popeyes having previously opted out of the Business Combination Act) of the MBCA thereof); and (iii) recommended that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger (such recommendation, the “Recommendation” and such actions by the Popeyes Board and the Committee of Disinterested Directors, the “Board Actions).”

Popeyes’ Board

Pursuant to the Merger Agreement and subject to compliance with applicable law, effective upon the Acceptance Time, and if the Top-Up is not exercised, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Popeyes Board that is equal to the total number of directors on the Popeyes Board (giving effect to the increase described in this sentence) multiplied by the percentage that the total number of Shares then outstanding that are beneficially owned by Parent and its subsidiaries (including all Shares accepted for payment as being owned as of the Acceptance Time), and Popeyes will cause Parent’s designees to be elected or appointed to the Popeyes Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Popeyes is also required to cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Popeyes Board, to the fullest extent permitted by applicable law and the rules of NASDAQ.

Parent and Purchaser subsequently agreed with Popeyes that, unless otherwise requested in writing by Parent and Purchaser to Popeyes upon at least five business days’ notice, Popeyes will not be required under section 1.04(b) of the Merger Agreement to mail the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to Popeyes shareholders.

Top-Up

Pursuant to the Merger Agreement, Popeyes has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Popeyes a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Shares (as defined in this Offer to Purchase), but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to MBCA Section 302A.621, Minnesota’s short-form merger statute, which will permit the Merger without Popeyes shareholder approval. “Fully Diluted Shares” means all outstanding securities (including any Top-Up Shares to the extent actually issued to Purchaser as of the applicable measurement time) entitled to vote in the election of directors of Popeyes or on the adoption of the Merger Agreement and approval of the Merger, together with all such securities that Popeyes would be required to issue assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities (in each case, other than the Top-Up), but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger.

Simultaneously with the consummation of the Offer, Purchaser shall pay to Popeyes the purchase price owed by Purchaser to Popeyes to purchase that number of newly issued, fully paid and non-assessable shares of Popeyes common stock required to effect the Top-Up, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the such newly issued shares of Popeyes common stock and (y) executing and delivering to Popeyes a promissory note, with such terms as specified in the Merger Agreement (and no other material terms), having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash. Any such promissory note will bear simple interest at the rate of 3% per annum, will mature on the first anniversary of the Top-Up Closing, will be full recourse to Purchaser and may be prepaid without penalty. The Top-Up shall be exercisable only once, in whole but not in part.

The Popeyes Board has determined that the consideration for the Top-Up Shares due under the Merger Agreement is adequate in accordance with the MBCA and has otherwise taken all steps necessary such that upon issuance and delivery in accordance with the Merger Agreement, the Top-Up Shares shall be validly issued, fully paid and non-assessable. If, following the Offer, Purchaser owns at least own 90% of the outstanding Shares, Parent, Purchaser and Popeyes shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of shareholders of Popeyes.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with law, at the Effective Time of the Merger:

•	Purchaser will be merged with and into Popeyes and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Popeyes will be the Surviving Corporation in the Merger and will become an indirect subsidiary of Parent; and

•	all of the properties, rights, privileges, powers and franchises of Popeyes and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of Popeyes and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time of the Merger, Popeyes’ articles of incorporation will be amended in their entirety to read as the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time of the Merger, and as so amended will be the articles of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation will be “Popeyes.” The bylaws of Purchaser as in effect immediately prior to the Effective Time of the Merger will be the bylaws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time of the Merger will become the directors of the Surviving Corporation, and the officers of Popeyes immediately prior to the Effective Time of the Merger will become the officers of the Surviving Corporation from and after the Effective Time of the Merger until the earlier of their death, resignation, removal or disqualification or until their respective successors are duly elected and qualified, as the case may be.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and Popeyes, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by law) the waiver of the following conditions:

•	if required by applicable law, the affirmative vote of holders of a majority of Shares entitled to vote at a special meeting of shareholders to adopt the Merger Agreement (the “Shareholder Approval”) shall have been obtained;

•	the consummation of the Merger will not then be restrained, enjoined or prohibited by any order of any court of competent jurisdiction or Law which remains in effect that enjoins or otherwise prohibits consummation of the Merger;

•	unless the Top-Up Condition is not capable of being satisfied, Purchaser shall have accepted for payment and paid for (or caused to be accepted and paid for) all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	if the Top-Up Condition is not capable of being satisfied, the Regulatory Condition, the Non-U.S. Regulatory Condition, the Representations Condition, the Obligations Condition, the Material Adverse Effect Condition and the Certificates Condition shall be satisfied, with such reasonable changes as may be minimally required to cause such conditions to be applicable to the Merger rather than the Offer.

Merger Consideration. At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares (i) owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will automatically be converted into the right to receive the Offer Price in cash (the “Merger Consideration”). All shares converted into the right to receive the Offer Price will be canceled and cease to exist at the effective Time of the Merger.

Payment for Popeyes Shares. Before the Effective Time of the Merger, Purchaser will deposit, and Parent will cause Purchaser to deposit, with the paying agent the funds necessary to pay the aggregate Merger Consideration to the shareholders.

As promptly as reasonably practicable after the Effective Time of the Merger, the paying agent will send to each holder of Shares a letter of transmittal and instructions advising Popeyes shareholders how to surrender stock certificates in exchange for the Merger Consideration. The paying agent will pay the Merger Consideration to Popeyes shareholders upon receipt of (i) surrendered certificates representing the Shares and (ii) a signed letter of transmittal and any other items specified by the paying agent. Interest will not be paid or accrue in respect of the Merger Consideration. The Surviving Corporation will reduce the amount of any Merger Consideration paid to Popeyes shareholders by any applicable withholding taxes.

If any cash deposited with the paying agent is not claimed within six months following the Effective Time of the Merger, such cash will be returned to Surviving Corporation (or its designee), upon demand, and any holders of Share certificates who have not complied with Share certificate exchange procedures in the Merger Agreement shall thereafter look only to Surviving Corporation for, and Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration.

The transmittal instructions will include instructions if the shareholder has lost the Share certificate or if it has been stolen or destroyed. The shareholder will be required to provide an affidavit to that fact and, if required by the paying agent or Purchaser, post a bond in an amount that Purchaser or the paying agent reasonably directs as indemnity against any claim that may be made against it in respect of the Share certificate.

Treatment and Payment of Popeyes Equity Awards. At the Effective Time of the Merger, each of the (i) Options, (ii) RSUs, (iii) PSUs, (iv) DSUs and (v) Restricted Stock, unvested or partially vested, will become fully vested (but in the case of the PSUs, (i) based upon an assumed attainment of the target level of performance applicable to such PSU (if the Effective Time of the Merger occurs during the performance period applicable to such PSU) or (ii) based on actual level of performance (if the Effective Time of the Merger occurs after the performance period applicable to such PSU)) and be canceled and converted into the right to receive an amount in cash equal to the Offer Price and, in the case of Options, the amount by which the Offer Price per share exceeds the exercise price per share subject to such Option (in all cases, subject to applicable withholding taxes). As soon as practicable following the Effective Time of the Merger, but in any event no later than 15 calendar days following the Effective Time of the Merger, the Surviving Corporation is required to make by a payroll payment through the Surviving Corporation’s or Parent’s payroll provider the amounts payable in respect of the Popeyes Equity Awards to the applicable holders thereof, subject to the terms of the Merger Agreement, provided that any such amount that is considered nonqualified deferred compensation under Section 409A of the United States Internal Revenue Code of 1986, as amended is required to be made at the time required under the applicable arrangement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Popeyes, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Popeyes are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any change, effect, event, occurrence or fact that individually or in the aggregate with all other changes, effects, events, occurrences or facts (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Popeyes and its subsidiaries, taken as a whole or (ii) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the ability of Popeyes to perform its obligations under the Merger Agreement. For the purposes of clauses (i) and (ii) above, no change, effect, event, occurrence or fact arising out of or relating to any of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a “Material Adverse Effect”:

•	general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates;

•	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

•	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of the Merger Agreement;

•	any change in applicable law or generally accepted accounting principles (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement;

•	general conditions in the industries in which Popeyes and its subsidiaries primarily operate;

•	the failure, in and of itself, of Popeyes to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of Popeyes (it being understood that the underlying facts giving rise or contributing to such failure or change may constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•	the announcement and pendency of the Merger Agreement and the transactions contemplated thereby or the identity of, or any facts or circumstances relating to Parent, Purchaser or their respective affiliates, in each case of this bullet point, including the impact thereof on the relationships, contractual or otherwise, of Parent, Purchaser or such affiliates with employees, franchisees, labor unions, customers, suppliers or partners and including any fiduciary duty or disclosure lawsuit, action or other proceeding with respect to, or any lawsuit, action or other proceeding pursuant to any contract with a third party in connection with, the Merger, the Offer or any of the other transactions contemplated thereby, except, in the cases of the first five bullets points above, to the extent that Popeyes and its subsidiaries, taken as a whole, are disproportionately adversely affected by such item as compared with other participants in the industries in which Popeyes and its subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

In the Merger Agreement, Popeyes has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Popeyes and its subsidiaries, such as organization, standing and corporate power;

•	its subsidiaries;

•	its capitalization;

•	authority;

•	certain recommendations of the Committee of Disinterested Directors and of the Popeyes Board;

•	non-contravention;

•	public SEC filings and financial statements;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	absence of litigation;

•	material contracts;

•	compliance with laws;

•	labor and employment matters;

•	employee benefit matters;

•	tax matters;

•	real property;

•	intellectual property;

•	environmental matters;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	affiliate transactions;

•	certain business practices;

•	Popeyes interest rate swaps and currency exchange swaps;

•	information supplied;

•	the inapplicability of certain state takeover statutes or regulations to the Offer or the Merger;

•	sanctions law matters;

•	finders’ and brokers’ fees and expenses; and

•	opinions of financial advisors with respect to the fairness of the Offer Price.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Popeyes with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	authority;

•	non-contravention;

•	funding;

•	absence of litigation;

•	information supplied;

•	operation of Purchaser;

•	no ownership of Shares; and

•	non-reliance on estimates, projections, forecasts, forward-looking statements and business plans.

None of the representations and warranties contained in the Merger Agreement will survive the Acceptance Time; provided, that this provision will not limit any obligation of any party which by its terms contemplates performance after the Acceptance Time; provided, further, that if a Shareholders’ Meeting Trigger Date (as defined below) shall have occurred, then references to “Acceptance Time” in this provision will be deemed to refer to the “Effective Time.”

Conduct of Business of Popeyes

The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent or (iii) as expressly provided by the Merger Agreement, following the date of the Merger Agreement, and prior to the Effective Time of the Merger, Popeyes is required to, and required to cause each of its subsidiaries to:

•	carry on its business in the ordinary course of business consistent with past practice;

•	use reasonable best efforts to preserve substantially intact its current business organization and to preserve its relationships with significant franchisees, key employees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with Popeyes or any of its subsidiaries consistent with past practice; and

•	comply with in all material respects with applicable law in a manner consistent with past practice.

In addition, during the same period, except as expressly required by or permitted by the Merger Agreement, required by law or consented to in writing by Parent, Popeyes shall not, and shall not permit any of its subsidiaries to, take certain actions with respect to the following, subject to the thresholds, materiality standards, carve-outs and exceptions specified in the Merger Agreement:

•	making dividends or distributions in respect of any of its capital stock;

•	splitting, combining or reclassifying any of its capital stock;

•	making repurchases, redemptions, or otherwise acquiring any shares of its capital stock;

•	issuing or selling any shares of its capital stock;

•	amending the organizational documents of Popeyes or of a subsidiary of Popeyes;

•	acquiring, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, real property, securities, properties, interests, or businesses or make any investment;

•	selling, leasing, licensing or disposing of its properties or assets

•	incurring indebtedness for borrowed money or issuing or selling any debt securities;

•	effecting increases in compensation, severance or other benefits payable to directors, officers or employees, entering into any collective bargaining agreement or company benefit plan, accelerating any rights under any company benefit plan, granting, amending or modifying any equity or equity-based awards, or hiring certain officers, employees, independent contractors and consultants;

•	effecting compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	effecting changes in accounting methods, principles or practices;

•	adopting a plan of merger, consolidation, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Popeyes or any of its subsidiaries;

•	effecting tax election changes, changes to tax returns, request any rulings form or enter into any closing agreement with any governmental authority, surrender any right to claim a material tax refund, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	making certain capital expenditures;

•	terminating, amending, modifying or waiving rights or claims under certain specified contracts or enter into certain agreements containing non-compete restrictions, granting exclusivity rights or any specified franchise agreements, agreements relating to leasing or purchasing of real property, contracts with change of control provisions;

•	making any changes to the terms of Popeyes’ or any of its subsidiaries’ policies or procedures with respect to its relationship with any of its franchisees;

•	opening any restaurant in a county where Popeyes or any subsidiary does not currently have an owned or franchised restaurant or otherwise engaging in any other operations in any country in which Popeyes or any subsidiary does not currently conduct operations;

•	commencing any new line of business; or

•	authorizing of any of, or committing or agreeing to take any of, the foregoing actions.

Response to Takeover Proposals

Generally, notwithstanding anything to the contrary contained in the Merger Agreement, if at any time following the date of the Merger Agreement and prior to the earlier to occur of the consummation of the Offer (and obtaining the Shareholder Approval, if applicable) (i) Popeyes has received a bona fide, written Takeover Proposal from a third party that did not result from a breach of Section 6.02 (solicitation; takeover proposals; change of recommendation ) of the Merger Agreement, and (ii) the Popeyes Board (or the Committee of Disinterested Directors) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and the failure to take the following actions is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, Popeyes may:

•	enter into an Acceptable Confidentiality Agreement with the person making such Takeover Proposal and, after entering into such Acceptable Confidentiality Agreement, furnish information with respect to Popeyes and its subsidiaries to such person pursuant to such Confidentiality Agreement, provided, that Popeyes shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning Popeyes or its Subsidiaries to which any person is provided such access and which was not previously provided to Parent, or

•	engage in discussions or negotiations with the person making such Takeover Proposal and such person’s Representatives regarding such Takeover Proposal.

No Solicitation.

From the date of the Merger Agreement until the Effective Time of the Merger, or, if earlier, the termination of the Merger Agreement in accordance with its terms, Popeyes shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning Popeyes or any of its subsidiaries related to, or to any person or group who would reasonably be expected to make, any Takeover Proposal, (iii) engage in any discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (iv) approve, support, adopt, endorse or recommend any Takeover Proposal or any Acquisition Agreement with respect thereto, (v) otherwise knowingly cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations, or (vi) resolve or agree to do any of the foregoing. Subject to the section of the Merger Agreement governing Popeyes’ response to Takeover Proposals, Popeyes shall, and shall cause its Affiliates and its and their respective Representatives to:

•	immediately cease and cause to be terminated all existing discussions or negotiations with any person or group conducted heretofore with respect to any Takeover Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal,

•	immediately terminate access by any third party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, and

•	promptly (and in any event within 24 hours after the date of the Merger Agreement) request the prompt return or destruction of any confidential information provided to any third party within the 12 months immediately preceding the date of the Merger Agreement in connection with any Takeover Proposal or any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Takeover Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Takeover Proposal” means any offer or proposal, including any amendment or modification to any existing offer or proposal (other than, in each case, an offer or proposal made or submitted by or on behalf of Parent or Purchaser), relating to any transaction (including any single- or multi-step transaction) or series of related transactions, in each case other than the transactions contemplated by the Merger Agreement, with a person or group relating to (x) the issuance to such person or group or acquisition by such person or group of at least fifteen percent (15%) of the equity interests in Popeyes or (y) the acquisition by such person or group of at least fifteen percent (15%) of the consolidated assets of Popeyes (including indirectly through ownership of equity in subsidiaries of Popeyes) and the subsidiaries of Popeyes, taken as a whole, pursuant to a merger, consolidation, share exchange, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other transaction.

•	“Superior Proposal” means any bona fide, written Takeover Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (i) more than 50% of the outstanding Shares or (ii) more than 50% of the assets of Popeyes and its subsidiaries, taken as a whole, in either case which the Popeyes Board (or the Committee of Disinterested Directors) determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the shareholders of Popeyes from a financial point of view than the Offer and the Merger, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in connection with a response to a change in recommendation by the Popeyes Board).

•	“Intervening Event” means a change, effect, event, occurrence or fact that materially affects Popeyes and its subsidiaries, taken as a whole (other than any change, effect, event, occurrence or fact resulting from a material breach of the Merger Agreement by Popeyes) occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable to Popeyes Board or Committee of Disinterested Directors as of the date of the Merger Agreement, (or, if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Popeyes Board or Committee of Disinterested Directors as of the date of the Merger Agreement) which change, effect, event, occurrence or fact becomes known to Popeyes Board or Committee of Disinterested Directors prior to the earlier of the consummation of the Offer and obtaining the Shareholder Approval (if applicable).

•	“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement.

•	“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to Popeyes in any substantive respect than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall expressly not prohibit compliance by Popeyes with any provision of the Merger Agreement; provided further that such confidentiality agreement may contain a less restrictive or no standstill restriction.

Popeyes Board’s Recommendation; Adverse Recommendation Changes

Subject in all cases to the two succeeding paragraphs, neither the Popeyes Board nor any committee thereof shall (i) withhold, withdraw or rescind (or modify in a manner adverse to Parent), or publicly propose to withhold, withdraw or rescind (or modify in a manner adverse to Parent), the Recommendation or the findings or conclusions of the Popeyes Board or the Committee of Disinterested Directors described in the board resolutions adopted in connection with the execution of the Merger Agreement, (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit Popeyes or any of its subsidiaries to execute or enter into Acquisition Agreement other than an Acceptable Confidentiality Agreement, or (iv) publicly propose or announce an intention to take any of the foregoing actions (any action described in clauses (i), (ii), (iii) or (iv) an “Adverse Recommendation Change”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the consummation of the Offer or the receipt of Shareholder Approval, if required, and subject to compliance with the terms of the Merger Agreement regarding matching rights described two paragraphs below, the Popeyes Board (or the Committee of Disinterested Directors) may make an Adverse Recommendation Change in response to an Intervening Event if (the Popeyes Board (or the Committee of Disinterested Directors) determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the Popeyes Board’s (or the Committee of Disinterested Directors’) fiduciary duties under applicable law.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the consummation of the Offer or the receipt of the Shareholder Approval, if required, if, in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement and not withdrawn that did not result from a breach of the Merger Agreement, the Popeyes Board (or the Committee of Disinterested Directors) determines in good faith (after consultation with its outside counsel and financial advisors) that such Takeover Proposal constitutes a Superior Proposal, (i) subject to compliance with the terms of the Merger Agreement regarding matching rights described in the paragraph below, the Popeyes Board (or the Committee of Disinterested Directors) may make an Adverse Recommendation Change and/or (ii) Popeyes may terminate the Merge Agreement in accordance with its terms in order to enter into an Acquisition Agreement with respect to such Superior Proposal; provided, however, that Popeyes shall not terminate the Merger Agreement unless Popeyes (A) has complied with its obligations under the Merger Agreement regarding matching rights described in the paragraph below (B) pays, or causes to be paid, to Intermediate Parent (or its designee) the Termination Amount payable pursuant to the

Merger Agreement prior to or concurrently with such termination and (C) immediately following or concurrently with such termination, enters into a definitive Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

Popeyes shall not be entitled to make an Adverse Recommendation Change due to an Intervening Event or Superior Proposal or terminate the Merger Agreement, unless (x) Popeyes shall have provided to Parent four business days’ prior written notice (the “Match Right Notice”), advising Parent that Popeyes intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal or details of such Intervening Event, as applicable), provided that, such four business day notice period shall become a three business day notice period in the event of any (1) material changes in the changes, effects, events, occurrences or facts relating to an Intervening Event, (2) material revisions to the terms of a Superior Proposal or (3) material revisions to a Takeover Proposal that the Company Board (or the Committee of Disinterested Directors) had determined no longer constitutes a Superior Proposal, and (y):

i.	during such four business day period, if requested by Parent in good faith, Popeyes and its Representatives shall have engaged in good faith negotiations with Parent regarding changes to the terms of the Merger Agreement intended by Parent so that an Adverse Recommendation Change would no longer be necessary if to cause such Takeover Proposal to no longer constitute a Superior Proposal, as applicable; and

ii.	the Popeyes Board (or the Committee of Disinterested Directors) shall have considered any adjustments to the Merger Agreement (including a change to the price terms thereof) and any other agreements that may be proposed in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., Eastern Time, on the fourth business day of such four business day period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that, after giving effect to such Proposed Changed Terms, the failure to make the Adverse Recommendation Change or terminate the Merger Agreement in accordance with its terms, as applicable, would be reasonably likely to be inconsistent with its fiduciary obligations of Popeyes Board (or the Committee of Disinterested Directors) under applicable Law.

The Merger Agreement does not prohibit Popeyes from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders as, in the good faith determination of the Popeyes Board (or the Committee of Disinterested Directors), after consultation with its outside legal counsel, the failure to make such disclosure would reasonably be expected to violate applicable laws or (iii) making any “stop-look-and-listen” communication to the shareholders of Popeyes pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of Popeyes) in which Popeyes indicates that it has not changed the Recommendation.

Financing Efforts

Popeyes shall, and shall cause its subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement of any financing obtained in connection with the transactions contemplated by the Merger Agreement (it being understood that the receipt of such financing is not a condition to the Merger); provided, however, that nothing in the Merger Agreement will require such cooperation or other action on the part of Popeyes, its subsidiaries or their respective Representatives to the extent it would (i) unreasonably disrupt the conduct of the business or operations of Popeyes or its subsidiaries or (ii) require Popeyes, any of its subsidiaries or any of their respective Representatives to enter into any agreement, take any corporate action or otherwise agree to pay any fees, reimburse any expenses or otherwise incur any liability (other than immaterial out-of-pocket expenses that shall be subject to reimbursement by Purchaser as set forth below) or give any indemnities prior to the Effective Time of the Merger. Such cooperation shall include

•	preparing and furnishing all financial and other pertinent information regarding Popeyes and its subsidiaries reasonably requested by Parent;

•	reasonably facilitating the pledging of collateral, provided that no such documents or agreements shall be effective prior to the Effective Time of the Merger;

•	taking all corporate actions, subject to the occurrence of the Effective Time of the Merger, reasonably requested by Parent to permit the consummation of such financing; and

•	furnishing Parent and any lenders involved with such financing, with all documentation and other information required by any Governmental Authority with respect to such financing under applicable “know your customer” and anti-money laundering rules and regulations.

Purchaser will, and Parent will cause Purchaser to, promptly, upon request by Popeyes, reimburse Popeyes for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of Popeyes’ preparation of its annual and quarterly financial statements) incurred by Popeyes or any of its subsidiaries or their respective Representatives in connection with such financing or the foregoing obligations, and shall indemnify and hold harmless Popeyes, its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of such financing and any information used in connection therewith, except with respect to (x) any information provided by Popeyes or any of its subsidiaries or (y) any fraud or intentional misrepresentation or willful misconduct by any such persons.

Popeyes will, and will cause its subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Effective Time of the Merger of all commitments in respect of the Existing Credit Agreement (as defined in the Merger Agreement), the repayment in full on the closing date of the Merger of all obligations in respect of the Indebtedness thereunder, and the release on the closing date of the Merger of any Liens securing such Indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, Popeyes and its subsidiaries will use commercially reasonable efforts to deliver to Parent prior to the closing of the Offer an executed payoff letter with respect to the Existing Credit Agreement in form and substance customary for transactions of this type, from the applicable agent on behalf of the persons to whom such Indebtedness is owed, which payoff letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Existing Credit Agreement relating to the assets, rights and properties of Popeyes and its subsidiaries securing or relating to such Indebtedness, will, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time of the Merger, be released and terminated. The obligations of the Company pursuant to this “Financing Efforts” section are subject to Purchaser providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time of the Merger.

Efforts to Close the Transaction

In the Merger Agreement, each of Popeyes, Parent and Purchaser agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•	obtain all necessary consents, approvals, orders, waivers and authorizations of any Governmental Authority or any third party, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including pursuant to the HSR Act and each Non-U.S. Merger Control Law) and take all reasonable steps as may be necessary to avoid a suit, action, proceeding or investigation in connection with the transactions contemplated by the Merger Agreement by, any Governmental Authority,

•	execute and delivery any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement, and

•	defend or contest any claim, suit, action or other proceeding that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. In furtherance of the foregoing, each of Popeyes, Parent and Purchaser shall agree to divest certain aspects of the Popeyes business, if required, so long as such actions would not be reasonably likely to result in a material adverse effect, individually or in the aggregate, on the business of Popeyes and its subsidiaries. Parent shall pay all filing fees and other charges for the filings under the HSR Act and any non-U.S. merger control laws.

Indemnification and Insurance

Parent and Purchaser agreed that prior to the closing of the Offer, Popeyes shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time of the Merger covering each such person currently covered by Popeyes’ officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement for the six (6) year period following the Closing and at a price not to exceed 300% of the amount per annum Popeyes paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If Popeyes or Parent obtains such prepaid “tail” or “runoff” policies prior to the Effective Time of the Merger the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If Popeyes fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of Popeyes or the Surviving Corporation or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time of the Merger covering each such person currently covered by Popeyes’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six (6) years after the Effective Time of the Merger; provided further, that in satisfying the obligation in clause (ii), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the Current Premium and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance that, in Parent or the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

In addition, from and after the Acceptance Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Popeyes and its subsidiaries pursuant to (i) each indemnification agreement in effect between Popeyes or any of its subsidiaries and any director or officer of Popeyes or of a subsidiary of Popeyes (each, an “Indemnified Party”) made available to Parent; and (ii) any indemnification provision and any exculpation provision set forth in the articles of incorporation or bylaws of Popeyes as in effect on the date of the Merger Agreement, in each case to the fullest extent permitted under applicable law. From the Acceptance Time through the sixth anniversary of the date on which the Acceptance Time occurs, the articles of incorporation and bylaws of the Surviving Corporation shall contain, and Parent will cause the articles of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the articles of incorporation and bylaws of Popeyes as in effect on the date of the Merger Agreement.

Except as otherwise required by applicable law, from and after the Effective Time of the Merger, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, each Indemnified Party in respect of acts or omissions in their capacity as a director or officer of Popeyes or its subsidiaries or as an officer, director, employee, fiduciary or agent of another enterprise if the Indemnified Party was serving in such capacity at the request of Popeyes or any of its subsidiaries, in any case occurring at or prior to the Effective Time of the Merger, to the fullest extent permitted by applicable law or provided under the articles of incorporation, bylaws, any indemnification agreements and any other governing documents of Popeyes and its subsidiaries in effect on the date as of the Merger Agreement. In the event of any threatened or pending litigation to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of Popeyes or any of its subsidiaries or is or was serving at the request of Popeyes or any of its subsidiaries as an officer, director, employee, fiduciary or agent of another enterprise (including any litigation arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or arising out of or pertaining to the Merger Agreement and the transactions contemplated thereby), to the fullest extent permitted by applicable law, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such litigations, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within thirty days of receipt by Parent from the Indemnified Party of a request therefor, provided that such Indemnified Party provides a written affirmation of such Indemnified Party’s good faith belief that he or she has met all applicable standards of conduct applicable to indemnification and an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification under the Merger Agreement or otherwise.

Shareholder Litigation

Popeyes agreed to promptly advise Parent orally and in writing of any material developments regarding, and cooperate fully with Parent in connection with, and to consult with and permit Parent to participate in, the defense, negotiation or settlement of litigation relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby, and Popeyes will give reasonable and good faith consideration to Parent’s advice with respect to such litigation. Popeyes will not compromise, settle, or come to a settlement arrangement regarding any such litigation without Parent’s consent.

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that if (i) Parent or Popeyes determines in good faith that the Top-Up Condition is not capable of being satisfied, (ii) the Shareholder Approval is required by applicable law after the closing of the Offer or (iii) (A) Popeyes has not received any Takeover Proposal and (B) the Acceptance Time has not occurred on or prior to the date that is thirty business days after the date of the commencement of the Offer, then, in each case, after receipt by (x) Popeyes of a written request from Parent or (y) Parent of a written request from Popeyes (the date on which such notice is received by Parent or Popeyes, the “Shareholders’ Meeting Trigger Date”), Popeyes will, as promptly as practicable after the Shareholders’ Meeting Trigger Date, duly set a record date for, call, give notice of, convene and hold a special meeting of shareholders of Popeyes (the “Shareholders’

Meeting”) for the purpose of obtaining the Shareholder Approval as promptly as reasonably practicable following the date upon which the Proxy/Information Statement is cleared by the SEC. Unless the Merger Agreement is validly terminated in accordance with its terms, Popeyes will submit the Merger Agreement to its shareholders at the Shareholders’ Meeting even if the Popeyes Board or the Committee of Disinterested Directors shall have effected an Adverse Recommendation Change or proposed or announced any intention to do so. Without the prior written consent of Parent, the adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger) shall be the only matter (other than procedural matters) that Popeyes will propose to be acted on by the shareholders of Popeyes at the Shareholders’ Meeting.

If the Shareholder Approval is required by law, as promptly as reasonably practicable after the Shareholders’ Meeting Trigger Date (and in any event within ten (10) business days), Popeyes, with the assistance of Parent, will prepare, and Popeyes will file with the SEC, the preliminary Proxy/Information Statement in form and substance reasonably satisfactory to each of Popeyes and Parent relating to the Merger and the transactions contemplated thereby. Subject to the terms of the Merger Agreement, Proxy/Information Statement will reflect the Recommendation and include a description of the other Board Actions. Parent will cooperate with Popeyes in the preparation of the preliminary Proxy/Information Statement and the definitive Proxy/Information Statement and will furnish to Popeyes the information relating to it and Purchaser required by the Exchange Act. Popeyes will use its commercially reasonable efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC. The Proxy/Information Statement shall comply in all material respects with all applicable requirements of Law.

Employee Benefit Matters

In the Merger Agreement, we have agreed with Popeyes that from and after the Acceptance Time, Parent will honor all Company Benefit Plans and Company Benefit Agreements (each as defined in the Merger Agreement), including all employment agreements with executives of Popeyes, in accordance with their terms as in effect immediately before the Acceptance Time. Parent will provide, or will cause to be provided, to each Popeyes employee who continues employment with Parent or any of its subsidiaries immediately following the Acceptance Time (which we refer to as “Continuing Employees”), for the period beginning at the Acceptance Time and ending on December 31, 2017 (i) base compensation and cash incentive opportunities, in each case each are substantially comparable in the aggregate to what was provided to the Continuing Employees as of immediately prior to the Acceptance Time and (ii) all other compensation and employee benefits that are substantially comparable in the aggregate to those provided to the Continuing Employees as of immediately prior to the Acceptance Time (excluding equity-based compensation), provided that Parent shall cause its subsidiaries to honor, without any adverse modification, Popeyes’ existing severance plan for employees for the period commencing at the Acceptance Time and ending on the date that is one year following the Effective Time of the Merger.

The Continuing Employees shall be given credit for all service with Popeyes and its subsidiaries and their respective predecessors under any employee benefit plan of Parent, the Surviving Corporation, or any of their subsidiaries, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its subsidiaries in which such Continuing Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits), to the extent past service was recognized for such Continuing Employees under the comparable Company Benefit Plans immediately prior to the Acceptance Time.

In the event of any change in the welfare benefits provided to Continuing Employees following the Acceptance Time, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable under such welfare benefit plans for such Continuing Employees and their eligible dependents to the extent that such pre-existing conditions, exclusions or waiting periods would not have applied in the absence of such change, and (ii) for the plan year in which the Acceptance Time occurs, the crediting of each Continuing Employee (or his or her eligible dependents) with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

The Merger Agreement further provides that nothing in the foregoing obligations shall (i) create any third party beneficiary or other rights in any other person or entity, including any past or present employee of Popeyes, or any dependent or beneficiary thereof to any right to continued employment with Parent or any of their affiliates, (ii) amend any employee plan, or limit the right of Parent or its subsidiaries to amend or terminate any employee benefit plan of Parent and its subsidiaries, or (iii) terminate the employment or service of any employee or other service-provider at any time and for any or no reason.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after any approval of the Merger by the shareholders of Popeyes (if required by applicable law):

•	by mutual written consent of Parent and Popeyes;

•	by either Parent or Popeyes:

•	if the Merger shall not have been consummated on or before May 21, 2017 (the “Outside Date”); provided that the right to terminate the Merger Agreement on such date shall not be available to Parent or Popeyes if (x) the Offer Closing shall have occurred or (y) the failure of Parent or Popeyes, as applicable, to perform any of its obligations under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date; provided, further, that if on the original Outside Date the Merger shall not have been consummated and (A) a Shareholders’ Meeting Trigger Date shall have occurred or (B) all of the conditions to the Offer, other than the Regulatory Condition and the Non-U.S. Regulatory Condition and those conditions to the Offer that by their nature are to be satisfied at the closing of the Offer (which conditions to the Offer remain capable of satisfaction), shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser, then in each case of clauses (A) and (B), the Outside Date shall automatically be extended one time (but more than one time) to a date not later than August 21, 2017; or

•	if any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction is in effect enjoining or otherwise prohibiting the consummation of the Merger and such temporary restraining order, preliminary or permanent injunction, law or other judgment becomes final and non-appealable; provided that the right to terminate in this circumstance shall not be available to Parent or Popeyes unless Parent or Popeyes, as applicable, shall have complied with its obligations under the Merger Agreement in connection with seeking to prevent, oppose or remove such temporary restraining order, preliminary or permanent injunction, law or other judgment;

•

by Parent, if there is any breach or inaccuracy in any of Popeyes’ representations or warranties set forth in the Merger Agreement or Popeyes has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of the Representations Condition or the Obligations Condition, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within fifteen calendar days following Parent’s delivery of written notice to Popeyes of such breach; provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) there shall be any material breach or inaccuracy in any of Parent’s representations, warranties, covenants or agreements or (y) the Offer Closing shall have occurred;

•	by Popeyes, if there is any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within fifteen calendar days following Popeyes’ delivery of written notice to Parent of such breach; provided that Popeyes shall not have the right to terminate the Merger Agreement in accordance with this section if (x) there shall be any material breach or inaccuracy in any of Popeyes’ representations, warranties, covenants or agreements hereunder or (y) the Offer Closing shall have occurred;

•	by Parent, in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) Popeyes failed to include in the Proxy/Information Statement (if required by applicable law) or the Schedule 14D-9, in each case, when mailed, the Recommendation and a statement of the findings and conclusions of the Popeyes Board and the Committee of Disinterested Directors described in the board resolutions adopted in connection with the Merger Agreement, (iii) if, following the public disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (iv) below), the Popeyes Board shall have failed to reaffirm publicly the Recommendation within three business days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, or (iv) a tender or exchange offer relating to securities of Popeyes shall have been commenced (other than by Parent or an Affiliate of Parent) and Popeyes shall not have announced, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Popeyes recommends rejection of such tender or exchange offer; provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) the Offer Closing shall have occurred or (y) if required by applicable law, the approval of the Merger by the shareholders of Popeyes shall have been obtained; or

•	by Popeyes, in order to accept a Superior Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and enter into the Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment of the Termination Amount (as described below) shall be a condition to the termination of the Merger Agreement by Popeyes in this circumstance; provided, further that Popeyes shall not have the right to terminate the Merger Agreement in this circumstance if (x) the Offer Closing shall have occurred or (y) if required by applicable law, the Shareholder Approval shall have been obtained.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement which survive, including the confidentiality agreement between Parent and Popeyes dated February 4, 2017 (the “Confidentiality Agreement”), termination, confidentiality, cooperation, and specific performance, remedies, among others, there will be no liability on the part of Parent, Purchaser or Popeyes. No party is relieved of any liability for any intentional and material breach by such party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Payment of Termination Amount

•

Popeyes has agreed to pay Intermediate Parent (or its designee) a Termination Amount of $51.0 million if the Merger Agreement is terminated by Parent prior to the Effective Time of the Merger in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) Popeyes failed to include in the Proxy/Information Statement (if required by applicable law) or the Schedule 14D-9, in each case, when mailed, the Recommendation and a statement of the findings and conclusions of the Popeyes Board and the Committee of Disinterested Directors described in the board resolutions adopted in connection with the Merger Agreement, (iii) if, following the public disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (iv) below), the Popeyes Board shall have failed to reaffirm publicly the Recommendation within three business days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, or (iv) a tender or exchange offer relating to securities of Popeyes shall have been commenced (other than by Parent or an Affiliate of Parent) and Popeyes shall not have announced, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Popeyes recommends rejection of such tender or exchange offer, with such fee being payable within two business days following such termination, in consideration for the disposition of Parent’s and Intermediate Parent’s rights under the Merger Agreement.

•	Popeyes has agreed to pay Intermediate Parent (or its designee) a Termination Amount of $51.0 million if the Merger Agreement is terminated by Popeyes prior to the Effective Time of the Merger in order for Popeyes to accept a Superior Proposal, with such fee being payable concurrently with, and as a condition to the effectiveness of, such termination, in consideration for the disposition of Parent’s and Intermediate Parent’s rights under the Merger Agreement.

•	If (i) after the date of the Merger Agreement a Takeover Proposal shall have been made to Popeyes or the Committee of Disinterested Directors, or becomes publicly known prior to termination of the Merger Agreement, (ii) the Merger Agreement is terminated (A) by Popeyes or Parent due to the failure of the Merger to be completed by the Outside Date or (B) by Parent due to a breach of Popeyes’ representations, warranties, covenants or agreements set forth in the Merger Agreement to the extent that such breach would give rise to the failure of the Representations Condition or the Obligations Condition and (iii) within 12 months after any termination of the Merger Agreement in the circumstances described in clause (ii) above, Popeyes enters into a definitive agreement providing for any transaction contemplated by any Takeover Proposal or consummates any Takeover Proposal, then a Termination Amount of $51.0 million shall be paid by Popeyes to Intermediate Parent (or its designee) on the date such transaction is consummated. For purposes of determining whether the Termination Amount is payable under the circumstances described in the previous sentence, the term Takeover Proposal has the meaning described below, except that the references to at least 15% in the definition of Takeover Proposal shall be deemed to be references to “more than 50%.”

In no event shall Popeyes be required to pay any termination fee on more than one occasion.

Specific Performance

Prior to the termination of the Merger Agreement, Parent, Purchaser and Popeyes shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement in any court referred to in the Merger Agreement, without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each Party further acknowledges and agrees that the agreements contained in the Merger Agreement are an integral part of the Merger, the Offer and the other transactions contemplated thereby and that, without these agreements, neither Popeyes nor Parent would have entered into the Merger Agreement.

Fees and Expenses

Except as otherwise disclosed in this Offer to Purchase, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

The Merger Agreement may be amended by Parent, Purchaser or Popeyes at any time before or after the Offer Closing or receipt of the Shareholder Approval; provided, however, that (x) after the Offer Closing, there will be no amendment that decreases the Offer Price or the Merger Consideration, and (y) after the Shareholder Approval has been obtained (if applicable), no amendment will be made that by law requires further approval by the shareholders of Popeyes without such approval having been obtained.

Governing Law

Except to the extent that laws of the state of Minnesota are mandatorily applicable to the Merger (including the exercise of the fiduciary duties of Popeyes Board and the Committee of Disinterested Directors), in which case Minnesota law will govern, the Merger Agreement shall be governed by Delaware law.

Other Agreements

Confidentiality Agreement

On February 4, 2017, Popeyes and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving Popeyes. Under the terms of the Confidentiality Agreement, Popeyes and Parent agreed that, subject to certain exceptions, each of Popeyes and Parent would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties. Under the Confidentiality Agreement, Parent also agreed to certain “standstill” provisions for the benefit of Popeyes that expire nine months from the date of the Confidentiality Agreement, but which do not restrict Parent from either (i) making any proposal for a possible transaction with Popeyes directly to the Popeyes Board on a confidential basis, so long as the proposal does not require Popeyes to make a public announcement, or (ii) publicly making any proposal regarding a possible transaction in which a person or “group” of persons acquires, including by merger, acquisition or otherwise, control of at least a majority of the equity or assets of Popeyes (a “Control Transaction”), but only if, in the case of clause (ii): (a) Popeyes enters into a binding definitive agreement with a third party to effect such a Control Transaction, (b) a third party unaffiliated with Parent or with any “group” of which Parent is a member publicly commences or announces a proposal to effect a Control Transaction and the Popeyes Board publicly endorses such proposal or does not recommend against such proposal within 10 business days after commencement thereof, or (c) any person or group acquires beneficial ownership of more than 15% of Popeyes outstanding common stock and files a Schedule 13D (or any amendment to a previously filed Schedule 13D) in connection with the acquisition. The Confidentiality Agreement also contains a mutual non-solicitation covenant, pursuant to which Popeyes and Parent each agreed, for a period of 12 months from the date of the Confidentiality Agreement and subject to certain limited exceptions, not to take any action to solicit or otherwise offer employment to, hire, or engage in discussions regarding employment with, any person currently employed by the other.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) hereto and incorporated herein by reference.

12.	Purpose of the Offer; Plans for Popeyes.

Purpose of the Offer. We are making the Offer because we want to acquire the entire equity interest in Popeyes. The Offer, as the first step in the acquisition of Popeyes, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable after consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or the Top-Up. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including as a result of exercising the Top-Up, if applicable, the Merger may be consummated without a meeting of the Popeyes shareholders. See Section 11 — “The Merger Agreement; Other Agreements — Top-Up.” Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Popeyes. Following the Effective Time of the Merger, the separate corporate existence of Purchaser shall cease and Popeyes will continue as the Surviving Corporation.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in Popeyes or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Popeyes. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of Popeyes.

Plans for Popeyes. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Popeyes and the Popeyes Board shortly thereafter.

Pursuant to the Merger Agreement, as of the Effective Time of the Merger, the directors of Purchaser as of immediately prior to the Effective Time of the Merger will become the directors of the Surviving Corporation, and the officers of Popeyes immediately prior to the Effective Time of the Merger will be the officers of the Surviving Corporation. As of the Effective Time of the Merger, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that such certificate of incorporation will be amended to reflect certain indemnification requirements contained in the Merger Agreement and that the name of the Surviving Corporation will be “Popeyes, Inc.,” and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time of the Merger. The bylaws of Purchaser will be the bylaws of the Surviving Corporation at the Effective Time of the Merger.

Parent is conducting a detailed review of Popeyes and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel. Parent will continue to evaluate the business and operations of Popeyes during the pendency of the Offer and after the consummation of the Offer and the Merger. Thereafter, Parent intends to review such information as part of a comprehensive review of Popeyes’ business, operations, capitalization and management with a view to optimizing development of Popeyes’ potential in conjunction with Popeyes’ and Parent’s existing businesses. Parent expects that, following the closing of the Merger, Popeyes will continue to be managed independently in the United States, while benefitting from the global scale and resources of Parent. Plans may change based on further analysis, including changes in Popeyes’ business, corporate structure, charter, bylaws, capitalization, Board and management, and Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to consummation of the Merger, Parent intends to cause Popeyes to delist the Shares from NASDAQ. Parent intends to cause Popeyes to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Popeyes,” Section 13 — “Certain Effects of the Offer” and Section 14 — “Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Popeyes or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Popeyes or any of its subsidiaries, (iii) any material change in Popeyes’ present dividend rate or policy, or indebtedness or capitalization, (iv) any other material change in Popeyes’ corporate structure or business, (v) changes to the management of Popeyes or the Popeyes Board, (vi) a class of securities of Popeyes being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Popeyes being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Parent and Purchaser, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Popeyes, on the one hand, and Parent, Purchaser or Popeyes, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Popeyes entering into any such agreement, arrangement or understanding.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated and the Parent and its affiliates own at least 90% of the outstanding Shares (as a result of the Offer and the exercise, if any, of the Top-Up) Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

NASDAQ Listing. If the Offer is consummated and the Parent and its affiliates own at least 90% of the outstanding Shares (as a result of the Offer and the exercise, if any, of the Top-Up) Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only shareholder will be Purchaser. Immediately following the consummation of the Merger, Parent intends to cause Popeyes to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Popeyes to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Popeyes to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Popeyes, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Popeyes and persons holding “restricted securities” of Popeyes to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Popeyes to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time of the Merger, except as expressly permitted or required by the Merger Agreement, required by law or with the prior written consent of Parent, Popeyes will not declare, set aside or pay any dividend on, or make any other distribution in respect of any shares of its capital stock (including the Shares) (other than dividends or distributions by a direct or indirect wholly owned subsidiary of Popeyes to its parent).

15.	Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provisions of the Offer but subject to the terms of the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Shares validly tendered and not validly withdrawn in the Offer, if:

•	the Minimum Tender Condition has not been satisfied;

•	the Regulatory Condition has not been satisfied;

•	the Non-U.S. Regulatory Condition has not been satisfied;

•	the Governmental Condition has not been satisfied;

•	the Representations Condition has not been satisfied, including if (i) the representation and warranties of Popeyes relating to the absence of any change, effect, event or occurrence or fact that would be expected to have a Material Adverse Effect (as defined in the Merger Agreement) is not true and correct in all respects as of date of the Merger Agreement, (ii) the representations and warranties of Popeyes relating to authorization are not true and correct in all material respects as of the consummation of the Offer, (iii) the representations and warranties of Popeyes relating to capital structure is not true and correct except for de minimis inaccuracies as of the consummation of the Offer, and (iv) each of the other representations and warranties of Popeyes set forth in the Merger Agreement is not true and correct as of the consummation of the Offer, other than for such failures to be true and correct that have not had a Material Adverse Effect (the “Representations Condition”);

•	Popeyes has complied with or performed in all material respects the obligations it is required to comply with or perform under the Merger Agreement (the “Obligations Condition”);

•	since the date of the Merger Agreement, there has not occurred any change, event or occurrence that has had or would reasonably be expected to have a “Material Adverse Effect” (as defined in the Merger Agreement) (the “Material Adverse Effect Condition”);

•	the Top-Up Condition has not been satisfied;

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”); and

•	Parent will have received from Popeyes a certificate signed by Popeyes’ Chief Executive Officer or Chief Financial Officer certifying that the Material Adverse Effect Condition, the Representations Condition and the Obligations Condition have been satisfied (the “Certificates Condition”).

For purposes of determining whether the Minimum Tender Condition and the Top-Up Condition have been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. The conditions to the Offer, except for the Regulatory Condition, must be satisfied or waived on or prior to the Expiration Time.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC or NASDAQ, may be waived by Parent and Purchaser in whole or in part, at any time and from time to time in their sole discretion

(other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Popeyes with the SEC and other publicly available information concerning Popeyes, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Popeyes’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Popeyes’ business, or certain parts of Popeyes’ business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Short-Form Merger

The MBCA provides that if a parent company owns at least 90% of the outstanding shares of each class and series of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of such other corporation. Accordingly, if as a result of the Offer, the Top-Up or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Parent could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other shareholder of Popeyes if permitted to do so under the MBCA.

State Takeover Statutes

A number of states (including Minnesota, where Popeyes is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

Popeyes is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, Popeyes is subject to several state takeover laws. As described below, Popeyes has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and Purchaser to consummate the Offer or the Merger.

Minnesota Business Combination Act. In its Articles of Incorporation, Popeyes has opted out of Section 302A.673 (the “Business Combination Act”) of the MBCA, which prohibits a publicly held Minnesota corporation, such as Popeyes, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Minnesota Control Share Acquisition Act. Popeyes is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 (the “Control Share Acquisition Act”) of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of a publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the publicly held Minnesota corporation, or any director who is also an employee of the publicly held Minnesota corporation). If such approval is not obtained, the publicly held Minnesota corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the publicly held Minnesota corporation. The above provisions do not apply if there is an applicable exception. The Control Share Acquisition Act contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee, such as the Committee of Disinterested Directors, composed solely of one or more disinterested directors of the publicly held Minnesota formed pursuant to the Control Share Acquisition Act, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation. Under the Control Share Acquisition Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. On February 21, 2017, the Committee of Disinterested Directors approved the Offer, the Merger and the Top-Up for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act.

Minnesota “Fair Price” Provision. Section 302A.675 (the “Fair Price Provision”) of the MBCA provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or employees of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. On February 21, 2017, the Committee of Disinterested Directors approved the takeover offer by Purchaser contemplated in the Merger Agreement for purposes of the Fair Price Provision; therefore, the restrictions of MBCA Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up.

Minnesota Takeover Disclosure Law. The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statutes”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner of Commerce”) with respect to any tender offer for shares of a corporation, such as Popeyes, that (i) has its principal place of business or principal executive office in Minnesota, or owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (ii) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. Purchaser filed the Minnesota Registration Statement with the Commissioner of Commerce on the date of this Offer to Purchase.

Although the Commissioner of Commerce does not have an approval right with respect to the Offer, the Commissioner of Commerce will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner of Commerce determines that either (i) the registration statement does not contain the specified disclosures required by the Takeover Disclosure Statutes or (ii) the material provided to beneficial owners of the Shares residing in Minnesota does not provide full disclosure to offerees of all material information concerning the takeover offer. If this summary suspension occurs, the Commissioner of Commerce must hold a hearing within 10 calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner of Commerce takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statutes are applicable, valid, enforceable or constitutional.

Other State Takeover Laws. Purchaser is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Popeyes, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” (including interest calculated at a statutory rate) of their Shares after the Merger is completed, provided, however, that, if any such holder shall fail to perfect or otherwise waive, withdraw or lose the right to dissent under the dissenters’ rights, then the right of such holder to be paid the fair value of such holder’s dissenting shares shall be deemed to have been converted as of the Effective Time of the Merger into, and to have become exchangeable solely for the right to receive, the Merger Consideration. The term “fair value” means the value of the Shares immediately before the Effective Time of the Merger and may be less than, equal to or greater than the Offer Price. If any demand for fair value is made of dissenting shares and the Top-Up was exercised prior to the Effective Time of the Merger, then, for purposes of determining the fair value of any dissenting shares, the cash received and/or value of the promissory note received by Popeyes in payment of the exercise price of the Top-Up will be treated as if it had not been paid to or received by Popeyes and the Shares issued upon exercise of the Top-Up will be treated as if they were not issued. To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not tender, and accept payment for, such shareholder’s Shares in the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (i) must file with Popeyes, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (ii) must not vote in favor of the Merger, (iii) must demand payment and satisfy any other procedural requirements of the MBCA to be paid the fair value of such Shares in accordance with the MBCA and (iv) as of the Effective Time of the Merger, not have withdrawn or lost such dissenters’ rights. Any shareholder contemplating the exercise of those dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect those rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of those Sections of the MBCA are not fully and precisely satisfied.

If Shareholder Approval is required to approve the Merger under the MBCA, the notice and information statement for the Shareholders Meeting will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if those Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If Shareholder Approval is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA.

Antitrust Compliance

United States Antitrust Compliance. Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of Popeyes on February 24, 2017. Popeyes intends to file its Premerger Notification and Report Form with the FTC and the Antitrust Division promptly thereafter. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on March 13, 2017, unless early termination of the waiting period is granted or the waiting period is extended.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Popeyes or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Popeyes.”

SCHEDULE I

INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

Parent

The following table sets forth information about Parent’s executive officers and directors as of February 24, 2017. Unless otherwise indicated, the current business address of each person is c/o Restaurant Brands International Inc., 226 Wyecroft Road, Oakville, Ontario, Canada L6K 3X7.

Name	Position
Daniel S. Schwartz	Chief Executive Officer and Director
Joshua Kobza	Chief Financial Officer
Elias Diaz Sesé	President, Tim Hortons
José E. Cil	President, Burger King
Heitor Gonçalves	Chief Information, People and Performance Officer
Jacqueline Friesner	Controller and Chief Accounting Officer
Jill Granat	General Counsel and Corporate Secretary
Alexandre Behring	Chairman of the Board
Marc Caira	Vice Chairman of the Board
Martin E. Franklin	Director
Paul J. Fribourg	Director
Ali Hedayat	Director
Neil Golden	Director
Thomas V. Milroy	Director
Roberto Moses Thompson Motta	Director
Carlos Alberto de Veiga Sicupira	Director
Cecilia Sicupira	Director
Alexandre Van Damme	Director

Executive Officers of Parent

Daniel S. Schwartz. Mr. Schwartz was appointed Chief Executive Officer and a director of Parent on December 12, 2014. From June 2013 until December 2014, Mr. Schwartz served as Chief Executive Officer, from April 2013 until June 2013, he served as Chief Operating Officer and from January 1, 2011 until April 2013, he served as Chief Financial Officer of Burger King Worldwide and its predecessor. Mr. Schwartz joined Burger King Worldwide in October 2010 as Executive Vice President, Deputy Chief Finance Officer and was appointed as Executive Vice President and Chief Financial Officer in December 2010, effective January 1, 2011. Since January 2008, Mr. Schwartz has been a partner with 3G Capital Partners LP (“3G Capital”), a global investment firm, where he was responsible for managing 3G Capital’s private equity business. He joined 3G Capital in January 2005 as an analyst and worked with the firm’s public and private equity investments until October 2010. From March 2003 until January 2005, Mr. Schwartz worked for Altair Capital Management, a hedge fund located in Stamford, Connecticut and served as an analyst in the mergers and acquisitions group at Credit Suisse First Boston from June 2001 to March 2003. Mr. Schwartz is a director of 3G Capital. Mr. Schwartz is a citizen of the U.S.

Joshua Kobza. Mr. Kobza was appointed Chief Financial Officer of Parent on December 15, 2014. From April 11, 2013 until December 14, 2014, Mr. Kobza served as Executive Vice President and Chief Financial Officer of Burger King Worldwide. Mr. Kobza joined Burger King Worldwide in June 2012 as Director, Investor Relations, and was promoted to Senior Vice President, Global Finance in December 2012. From January 2011 until June 2012, Mr. Kobza worked at SIP Capital, a Sao Paulo based private investment firm, where he evaluated investments across a number of industries and geographies. From July 2008 until December 2010, Mr. Kobza served as an analyst in the corporate private equity area of the Blackstone Group in New York City. Mr. Kobza is a citizen of the U.S.

Elias Diaz Sesé. Mr. Diaz Sesé was appointed President, Tim Hortons on December 15, 2014. From January 2012 to December 2014, he was the president of BK AsiaPac, Pte. Ltd. located in Singapore. From August 2011 to December 2011, he was a Senior Vice President Continental Europe for Burger King Europe GmbH located in Zug, Switzerland. Between January 2011 and August 2011, Mr. Díaz Sesé served as a Vice President Franchise and Emerging Markets for Burger King Europe GmbH. From August 2008 to December 2010, he served as General Manager for Burger King’s operations in Spain and Portugal. Mr. Díaz Sesé is a citizen of Spain.

José Cil. Mr. Cil was appointed President, Burger King on December 15, 2014. Mr. Cil served as Executive Vice President and President of Europe, the Middle East and Africa for Burger King Worldwide and its predecessor from November 2010 until December 2014. Prior to this role, Mr. Cil was Vice President and Regional General Manager for Wal-Mart Stores, Inc. in Florida from February 2010 to November 2010. From September 2008 to January 2010, Mr. Cil served as Vice President of Company Operations of Burger King Corporation and from September 2005 to September 2008, he served as Division Vice President, Mediterranean and NW Europe Divisions, EMEA of a subsidiary of Burger King Corporation. Mr. Cil is a director of Carrols Restaurant Group, Inc., Parent’s largest franchisee. Mr. Cil is a citizen of the U.S.

Heitor Gonçalves. Mr. Gonçalves was appointed Chief Information, People and Performance Officer of Parent on December 15, 2014. Mr. Gonçalves served as Executive Vice President, Chief Information and Performance Officer of Burger King Worldwide and its predecessor from October 2010 until December 2012, assuming the additional role of Chief People Officer in April 2013. Prior to joining Burger King Worldwide, Mr. Gonçalves served in multiple strategic roles for Anheuser-Busch InBev from October 2008 to March 2010, including global M&A director and head of Western Europe logistics. From November 2004 to September 2008, Mr. Gonçalves served as VP, Global Rewards at InBev. He served in positions of increasing responsibility at Brahma, a brewing company, and at its successor, AmBev, from September 1995 until October 2004. Mr. Gonçalves is a citizen of Brazil and Portugal.

Jacqueline Friesner. Ms. Friesner was appointed Controller and Chief Accounting Officer of Parent on December 15, 2014. Ms. Friesner served as Vice President, Controller and Chief Accounting Officer of Burger King Worldwide and its predecessor from March 2011 until December 2014. Prior to this time, Ms. Friesner served in positions of increasing responsibility with Burger King Corporation. Before joining Burger King Corporation in October 2002, she was an audit manager at PricewaterhouseCoopers in Miami, Florida. Ms. Friesner is a citizen of the U.S.

Jill Granat. Ms. Granat was appointed General Counsel and Corporate Secretary of Parent on December 15, 2014. Ms. Granat served as Senior Vice President, General Counsel and Secretary of Burger King Worldwide and its predecessor since February 2011. Prior to this time, Ms. Granat was Vice President and Assistant General Counsel of Burger King Corporation from July 2009 until March 2011. Ms. Granat joined BKC in 1998 as a member of the legal department and served in positions of increasing responsibility. Ms. Granat is a citizen of the U.S.

Members of the Board of Directors of Parent

Alexandre Behring. Mr. Behring has served on the Parent Board as Chairman since December 12, 2014. Mr. Behring is a Founding Partner and has been Managing Partner and a Board Member of 3G Capital, since 2004. Following the acquisition of Burger King Holdings, Inc. by 3G Capital, he served on the board of Burger King Worldwide and its predecessor as chairman from October 2010 until December 2014. Mr. Behring has served as Chairman of The Kraft Heinz Company since July 2015, following Berkshire Hathaway and 3G Capital’s acquisition of H.J. Heinz Company in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Mr. Behring has also served as a director of Anheuser-Busch Inbev, a global brewer, since April 2014. Mr. Behring is a citizen of Brazil.

Marc Caira. Mr. Caira has served on the Parent Board as Vice Chairman since December 12, 2014. Previously, Mr. Caira served as President and CEO of Tim Hortons Inc. from July 2013 until December 2014. He was also a director of Tim Hortons Inc. from May 2013 until December 2014. Before his appointment as President and CEO of Tim Hortons Inc., Mr. Caira was Global CEO of Nestle Professional. He was also a member of the executive board of Nestle SA, the world’s largest food and beverage company. Mr. Caira also serves as a director of Hydro One Inc., a Canadian public energy transmission and distribution company. Mr. Caira is a citizen of Canada.

Martin E. Franklin. Mr. Franklin has served on the Parent Board since December 12, 2014. Mr. Franklin previously served on the board of Burger King Worldwide from June 2012 to December 2014. Mr. Franklin was the founder and Executive Chairman of Jarden Corporation, a broad based consumer products company. He was appointed to Jarden’s board of directors in June 2001 and served as its Chairman and CEO from September 2001 until June 2011, at which time he was appointed as Executive Chairman. He served as Executive Chairman until April 2016 when Jarden merged with Newell Brands Inc., a global consumer and commercial products company. Since April 2016, Mr. Franklin has served as a director of Newell Brands, Inc. Mr. Franklin is founder and chairman of Platform Specialty Products Corporation, a specialty chemicals company, and has served as a director since April 2013. Mr. Franklin is co-founder and co-chairman of Nomad Foods Limited, a leading European frozen food company and has served as a director since April 2014. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Between 1992 and 2000, Mr. Franklin served as the Chairman and/or CEO of three public companies, Benson Eyecare Corporation, an optical products and services company, Lumen Technologies, Inc., a holding company that designed, manufactured and marketed lighting products, and Bollé Inc., a holding company that designed, manufactured and marketed sunglasses, goggles and helmets worldwide. Previously, Mr. Franklin served as a director of the following public companies: Apollo Investment Corporation, a closed-end management investment company from April 2004 to December 2006; Liberty Acquisition Holdings Corp from June 2007 until its business combination with Promotora de Informaciones, S.A., a Spanish media company (Grupo Prisa) in November 2010; Grupo Prisa from November 2010 to December 2013; Liberty Acquisition Holdings International Company from January 2008 until its acquisition of Phoenix Group Holdings, a UK based provider of insurance services, in September 2009; Freedom Acquisition Holdings, Inc., from June 2006 until its acquisition of GLG Partners, Inc., a hedge fund, in November 2007; GLG from November 2007 to October 2010; and Kenneth Cole Productions, Inc., a stylish apparel and accessory manufacturer and retailer, from July 2005 to December 2011. Mr. Franklin is a citizen of the U.K.

Paul J. Fribourg. Mr. Fribourg has served on the Parent Board since December 12, 2014. Previously, Mr. Fribourg served on the board of Burger King Worldwide and its predecessor from October 2010 to December 2014. Since July 1997, Mr. Fribourg has served as the Chairman and CEO of Continental Grain Company, an international agribusiness and investment company. Prior to taking this role, he held a variety of positions with increasing responsibility, from Merchandiser and Product Line Manager to Group President and Chief Operating Officer. Mr. Fribourg has been a director of Loews Corporation, a large diversified holding company, since October 1997. Mr. Fribourg is also a director of Estee Lauder Companies, Inc., one of the world’s leading manufacturers and marketers of quality skin-care, make-up, fragrances and hair products, Apollo Global Management, LLC, an alternative investment management firm, and Castleton Commodities International, a global commodities merchant. He was a director of Smithfield Foods, Inc., the world’s largest pork producer and processor, from May 2007 until September 2009, Power Corporation of Canada, a diversified management and holding company, from 2005 until 2008, Premium Standard Farms, Inc., a subsidiary of Smithfield Foods, Inc., from May 1998 until April 2007, and Vivendi, S.A., a French international media conglomerate, from January 2003 until June 2006. Mr. Fribourg is a citizen of the U.S.

Ali Hedayat. Mr. Hedayat has served on the Parent Board since July 15, 2016. Mr. Hedayat is the founder and Managing Director of Maryana Capital in Toronto, Canada, a financial firm. He previously co-founded Edoma Capital in London, a capital fund, where he worked from 2010 to 2012, and was a partner at Indus Capital in London, a capital fund, from 2013 to 2015. Mr. Hedayat has held progressively more senior roles at the Goldman Sachs Group from 1997 to 2010, including from 2005 to 2007 as Managing Director of the European Principal Strategies group and from 2007 to 2010 as Managing Director and Co-head of the Americas Principal Strategies group. Mr. Hedayat has served on the board of directors of U.S. Geothermal Inc., a leading renewable energy company, since January 2017. Mr. Hedayat is a citizen of Canada.

Neil Golden. Mr. Golden has served on the Parent Board since June 9, 2016. Mr. Golden served as Senior Vice President and Chief Marketing Officer for McDonald’s Corporation’s U.S. segment from November 2007 to September 2013 and retired from McDonald’s in February 2014. Prior to that, he served in positions of increasing responsibility at McDonald’s since 1989. Prior to joining McDonald’s, Mr. Golden held positions at Burger King Corporation and RC Cola Co. Since May 2014, Mr. Golden has provided marketing and management advisory services to portfolio companies of Bain Capital, a private equity firm. He is also engaged with his alma mater Northwestern University, where he has served as a faculty advisor and adjunct professor since June 2014. Mr. Golden has served as an advisory board member for Home Partners of America, a company that provides a lease-to-own homeownership program and services, since September 2014. In addition, since April 2015, he has served as an executive consultant to Revenue Management Solutions, a firm specializing in providing pricing guidance to the restaurant and retail categories. He also competed on the Men’s International Professional Tennis Tour. Mr. Golden is a citizen of the U.S.

Thomas V. Milroy. Mr. Milroy has served on the Parent Board since December 12, 2014. Previously, Mr. Milroy served on the board of Tim Hortons Inc. from August 2013 to December 2014. He has also served on the board of directors of Interfor Corporation, a large lumber producer, since February 2016. He is currently the President of a family holding company and Managing Director of Generation Capital Limited, a private investment company. From March 2008 to October 2014, he served as Chief Executive Officer of BMO Capital Markets, where he was responsible for all of BMO’s business involving corporate, institutional and government clients globally. He acted as senior advisor to the CEO of BMO Financial Group from November 2014 to January 2015. Mr. Milroy holds a Bachelor of Law and Master of Law from Cambridge University, an LLB from Dalhousie University, and a Bachelor of Arts from McGill University. He has also completed the Advanced Management Program at the Harvard Business School. Mr. Milroy is a member of the Law Society of Upper Canada. Mr. Milroy is a citizen of Canada.

Roberto Moses Thompson Motta. Mr. Thompson Motta has served on the Parent Board since December 12, 2014. Previously, Mr. Thompson Motta served on the board of Burger King Worldwide from July 2013 to December 2014. From 1986 to 1992, Mr. Thompson Motta worked in the corporate finance department of Banco Garantia, Brazil’s largest investment bank. From 1993 to 2004, he was the founding and managing partner of GP Investimentos and a member of its board of directors until September 2010. Mr. Thompson Motta has also served as a member of the boards of directors of Companhia de Bebidas das Américas, or AMBEV, a Brazilian brewing company, since September 1998 (and AmBev S.A. since July 2013), Lojas Americanas since August 2001 and São Carlos Empreendimentos e Participações S.A., a leading commercial real estate investment and management company in Brazil, since September 2001. From August 2004 to April 2014, Mr. Thompson Motta served on the board of directors of Anheuser Busch InBev. Mr. Thompson Motta is one of the founding partners of 3G Capital and continues to serve as a board member. Mr. Thompson Motta is a citizen of Brazil.

Daniel S. Schwartz. See description above under “Parent — Executive Officers of Parent.”

Carlos Alberto de Veiga Sicupira. Mr. Sicupira has served on the Parent Board since December 12, 2014 and previously served on the board of Burger King Worldwide and its predecessor from October 2010 to December 2014. Mr. Sicupira is one of the founding Principal Partners of 3G Capital and continues to serve as a board member. Mr. Sicupira also serves as a member of the board of directors of Anheuser-Busch InBev. Mr. Sicupira has been Chairman of Lojas Americanas, one of South America’s largest retailers, since 1981, where he served as Chief Executive Officer until 1992. He also is a member of the Board of Dean’s Advisors of Harvard Business School since 1998 and serves on the boards of Fundação Brava and Fundação Estudar, not-for-profit foundations in Brazil. Mr. Sicupira is a citizen of Brazil.

Cecilia Sicupira. Ms. Sicupira has served on the Parent Board since July 15, 2016. Ms. Sicupira has served on the boards of directors of Lojas Americanas S.A., one of South America’s largest retail companies, since 2013, and São Carlos Empreendimentos, a Brazilian real estate company, since 2007, both of which are publicly-held companies listed on the Brazilian stock exchange. Ms. Sicupira is also a member of the board of directors of S-BR Global Investments Ltd, an investment holding company which indirectly controls Anheuser-Busch InBev. Ms. Sicupira graduated from American University of Paris with a degree in International Business Administration and completed Harvard Business School’s Owner/President Management (OPM) Program. Ms. Sicupira is a citizen of Brazil.

Alexandre Van Damme. Mr. Van Damme has served on the Parent Board since December 12, 2014. He previously served on the board of Burger King Worldwide and its predecessor from December 2011 to December 2014. Mr. Van Damme has served as a member of the board of directors of Anheuser-Busch InBev since 1992. He joined the beer industry early in his career and held various operational positions within Interbrew, a large Belgian-based brewing company that merged with Anheuser-Busch to form Anheuser-Busch InBev, until 1991, including Head of Corporation Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg). He is also a board member of Jacobs Douwe Egberts B.V., a Dutch company that processes and trades coffee, tea and other groceries and a member of various private family owned companies. Since May 2016, he has served as a member of the board of directors of Keurig Green Mountain, Inc., which develops and sells coffeemakers and specialty coffee. He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting and philanthropic achievements, as well as a director of DKMS, the largest bone marrow donor center in the world, and a member of the Insead International Council. Mr. Van Damme graduated from Solvay Business School in Brussels. Mr. Van Damme is a citizen of Belgium.

3G Restaurant Brands Holdings LP (“3G RBH”)

3G RBH, a Cayman Islands limited partnership, owns over 40% of the combined voting power of Parent through its ownership of an aggregate of 218,166,502 exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Parent on a one vote per exchangeable unit basis. The principal business address of 3G RBH is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G RBH is 3G Restaurant Brands Holdings General Partner Ltd. (“3G RBH GP”).

3G Restaurant Brands Holdings General Partner Ltd. (“3G RBH GP”)

3G RBH GP, a Cayman Islands exempted company, is the general partner of 3G RBH. The principal business address of 3G RBH GP is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

The following table sets forth information about 3G RBH GP’s directors. The current business address of each person is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Position
Alexandre Behring	Director
Jorge Lemann	Director
Carlos Alberto de Veiga Sicupira	Director
Marcel Telles	Director
Roberto Moses Thompson Motta	Director

Alexandre Behring. See description above under “Parent — Members of the Board of Directors of Parent.”

Jorge Lemann. Mr. Lemann has served on The Kraft Heinz Company board of directors since July 2015 and previously served on the H.J. Heinz Company board from June 2013 to July 2015. Mr. Lemann is a co-founder of 3G Capital and has served as a director since 2004. He also served as a director of Anheuser-Busch InBev from 2004 to 2014. Mr. Lemann is a citizen of Brazil.

Carlos Alberto de Veiga Sicupira. See description above under “Parent — Members of the Board of Directors of Parent.”

Marcel Telles. Mr. Telles has served on The Kraft Heinz Company board of directors since July 2015 and previously served on the H.J. Heinz Company board from June 2013 to July 2015. Mr. Telles is a co-founder of 3G Capital and has served as a director since 2004. He has also served as a director of Anheuser-Busch InBev since 2004 and as a director of AmBev since 2000. Mr. Telles is a citizen of Brazil.

Roberto Moses Thompson Motta. See description above under “Parent — Members of the Board of Directors of Parent.”

Purchaser

The following table sets forth information about the executive officers and directors of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Orange, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126.

Name	Position
Daniel S. Schwartz	Chief Executive Officer and President
Joshua Kobza	Chief Financial Officer, Treasurer and Director
Jill Granat	Secretary and Director

Biographical information for Messrs. Schwartz and Kobza and Ms. Granat is included above under “Parent —Executive Officers of Parent.”

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of Popeyes or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission: (For Eligible Institutions Only)	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	(617) 360-6810 Confirm Facsimile by Telephone: (781) 575-2332 (For Confirmation Only)	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com